FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of November, 2003
Commission File Number: 33-99284

STENA AB (publ)
(Translation of registrant's name into English)

SE-405 19 GOTHENBURG, SWEDEN
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F                                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934:            Yes                    No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Stena AB (publ)

Date: May 11, 2004                                                     By:   /s/   Svante Carlsson

Name: Svante Carlsson

Title:	Chief Financial Officer and Executive Vice President

Stena AB (publ) and Consolidated Subsidiaries

Forward-looking statements

This Form 6-K includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. Some of these statements can be identified by terms and phrases such as "anticipate," "should," "likely," "foresee," "believe," "estimate," "expect," "intend," "continue," "could," "may," "project," "plan," "predict," "will" and similar expressions and include references to assumptions that we believe are reasonable and relate to our future prospects, developments and business strategies. Such statements reflect our current views and assumptions with respect to future events and are subject to risks and uncertainties.

Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements, include, but are not limited to:

•	changes in general economic and business conditions;

•	changes in currency exchange rates and interest rates;

•	introduction of competing products by other companies;

•	lack of acceptance of new products or services by our targeted customers;

•	inability to meet efficiency and cost reduction objectives;

•	changes in our business strategy; and

•	other risk factors listed in our reports furnished to the Securities and Exchange Commission from time to time.

We do not intend, and undertake no obligation, to revise the forward-looking statements included in this Form 6-K to reflect any future events or circumstances. Our actual results, performance or achievements could differ materially from the results expressed or implied by these forward-looking statements.

Report of independent accountants

The Board of Directors,
Stena AB (publ)

We have audited the consolidated balance sheets of Stena AB (publ) and subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of income and cash flows for each of the years in the three year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Sweden and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Stena AB (publ) and subsidiaries as of December 31, 2002 and 2003, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2003 in conformity with generally accepted accounting principles in Sweden.

Generally accepted accounting principles in Sweden vary in certain significant respects from generally accepted accounting principles in the United States. Information relating to the nature and effect of such differences is summarized in Note 31 to the consolidated financial statements.

Gothenburg, Sweden April 23, 2004	/s/ Thord Elmersson
Authorized Public Accountant, KPMG Bohlins AB

Consolidated income statements
Years ended December 31, 2001, 2002 and 2003

		2001	2002	2003	2003
	Note	SEK	SEK	SEK	USD
		(In millions)			(unaudited- Note 1)
Revenues:	2
Ferry operations		7,909	8,486	8,597	1,195
Net gain (loss) on sale of vessels	3	(16)	20	50	7
Total ferry operations		7,893	8,506	8,647	1,202
Drilling		1,702	2,079	1,601	222
Shipping
Operations		2,498	1,812	2,242	312
Net gain on sale of vessels	3	171	28	64	9
Total shipping		2,669	1,840	2,306	321
Property
Operations		787	886	932	129
Net gain on sale of properties	3	41	104	126	18
Total property		828	990	1,058	147
Other		12	10	7	1
Total revenues		13,104	13,425	13,619	1,893
Direct operating expenses:
Ferry operations		(6,223)	(6,264)	(6,443)	(895)
Drilling		(544)	(949)	(810)	(113)
Shipping		(1,748)	(1,451)	(1,698)	(236)
Property		(299)	(356)	(382)	(53)
Other		(15)
Total direct operating expenses		(8,829)	(9,020)	(9,333)	(1,297)
Selling and administrative expenses	4	(1,421)	(1,468)	(1,522)	(212)
Non-recurring items		18
Depreciation and amortization	2	(1,605)	(1,764)	(1,742)	(242)
Total operating expenses		(11,837)	(12,252)	(12,597)	(1,751)
Income from operations		1,267	1,173	1,022	142
Share of affiliated companies´ results	5	131	51
Gain on sale of affiliated company	5		601
Financial income and expense:
Dividends received		5	15	39	5
Gain (loss) on securities, net	6	107	(77)	185	26
Interest income		120	212	85	12
Interest expense		(913)	(1,036)	(824)	(115)
Foreign exchange gains (losses), net	7	(74)	29	27	4
Other financial income (expense), net	8	158	32	(18)	(2)
Total financial income and expense		(597)	(825)	(506)	(70)
Minority interest		4	1	2
Income before taxes		805	1,001	518	72
Income taxes	9	605	30	1
Net income		1,410	1,031	519	72

The accompanying notes form an integral part of these Consolidated Financial Statements.

Consolidated balance sheets
December 31, 2002 and 2003

		2002	2003	2003
	Note	SEK	SEK	USD
			(In millions)	(unaudited- Note 1)
Assets
Noncurrent assets:
Intangible assets		14	11	2
Tangible fixed assets:	11
Vessels		13,805	13,208	1,835
Construction in progress		961	589	82
Equipment		481	592	82
Property		7,821	7,625	1,060
Total tangible fixed assets		23,068	22,014	3,059
Financial fixed assets:
Marketable securities	12	1,076	2,522	350
Other noncurrent assets	13	732	861	120
Total financial fixed assets		1,808	3,383	470
Total noncurrent assets		24,890	25,408	3,531
Current assets:
Inventories		240	235	32
Trade debtors		1,016	895	124
Other receivables	14	1,210	673	94
Prepaid expenses and accrued income	15	885	870	121
Short-term investments	16	323	328	46
Cash and cash equivalents	17	2,100	1,718	239
Total current assets		5,774	4,719	656
Total assets		30,664	30,127	4,187
Stockholders´ equity and liabilities
Stockholders' equity:	18
Capital stock		5	5	1
Restricted reserves		626	583	81
Total restricted equity		631	588	82
Retained earnings		9,927	10,363	1,440
Net income		1,031	519	72
Total unrestricted reserves		10,958	10,882	1,512
Total stockholders' equity		11,589	11,470	1,594
Provisions:	19
Deferred income taxes		590	961	133
Other		303	186	26
Total provisions		893	1,147	159
Noncurrent liabilities:
Long-term debt	20	9,816	10,423	1,449
Senior Notes	21	4,157	2,699	375
Capitalized lease obligations	22	499	1,329	185
Other noncurrent liabilities	23	120	174	24
Total noncurrent liabilities		14,592	14,625	2,033
Current liabilities:
Short-term debt	20	263	331	46
Capitalized lease obligations	22	21	44	6
Trade accounts payable		569	436	61
Income tax payable		80	31	4
Other		933	323	45
Accrued costs and prepaid income	24	1,724	1,720	239
Total current liabilities		3,590	2,885	401
Total stockholders´ equity and liabilities		30,664	30,127	4,187
Pledged assets	25	22,680	20,995	2,918
Commitments and contingent liabilities	25	2,080	2,361	328

The accompanying notes form an integral part of these Consolidated Financial Statements.

Consolidated statements of cash flows
Years ended December 31, 2001, 2002 and 2003

		2001	2002	2003	2003
	Note	SEK	SEK	SEK	USD
			(In millions)		(unaudited- Note 1)
Net cash flows from operating activities:
Net income		1,410	1,031	519	72
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2	1,605	1,764	1,742	242
Share of affiliated companies´ results		(131)	(51)
(Gain) on sale of affiliated company			(601)
(Gain)/loss on sale of tangible fixed assets	3	(194)	(151)	(241)	(34)
(Gain)/loss on securities, net		(107)	77	(185)	(26)
(Gain)/loss on sale of subsidiary		5
Unrealized foreign exchange (gains)/losses		56	412	268	37
Deferred income taxes	9	(679)	(59)	(59)	(8)
Minority interests		(4)	(1)	(2)
Other non cash items		(392)	(2)	(51)	(7)
Net cash flows from trading securities		(227)	42	11	2
Cash flow from operations before changes in working capital		1,342	2,461	2,002	278
Changes in working capital:
Receivables		(425)	(274)	542	75
Prepaid expenses and accrued income		16	48	(36)	(5)
Inventories		24	11	(1)
Trade accounts payable		255	154	(101)	(14)
Accrued costs and prepaid income		(302)	(288)	36	5
Income tax payable		46	(102)	(38)	(5)
Other current liabilities		70	133	(614)	(85)
Net cash provided by operating activities		1,026	2,143	1,790	249
Net cash flows from investing activities:
Cash proceeds from sale of tangible fixed assets	3	746	986	1,179	164
Capital expenditure on tangible fixed assets	2	(3,875)	(2,359)	(3,148)	(437)
Purchase of subsidiary net of cash acquired		499
Proceeds from sale of subsidiary		(212)
Proceeds from sale of affiliated company			2,711
Proceeds from sale of securities		948	557	1,377	191
Purchase of securities		(675)	(735)	(2,741)	(381)
Increase of noncurrent assets		(100)	(39)	(231)	(32)
Decrease of noncurrent assets		695	22
Other investing activities		(24)	(207)	8	1
Net cash (used in)/provided by investing activities		(1,998)	936	(3,556)	(494)
Net cash flows from financing activities:
Proceeds from issuance of debt		3,455	3,062	2,260	314
Principal payments on debt		(5,153)	(4,790)	(4,502)	(626)
Net change in borrowings on line-of-credit agreements		3,555	(1,289)	1,416	197
Proceeds from new capitalized lease obligations			343	1,167	162
Principal payments on capitalized lease obligations		(57)	(301)	(64)	(9)
Net change in restricted cash accounts		133	(10)	1,695	236
Other financing activities		81	(179)	(528)	(74)
Net cash provided by/(used in) financing activities	10	2,014	(3,164)	1,444	200
Effect of exchange rate changes on cash and cash equivalents		18	3	(60)	(8)
Net change in cash and cash equivalents		1,060	(82)	(382)	(53)
Cash and cash equivalents at beginning of year		1,122	2,182	2,100	292
Cash and cash equivalents at end of year		2,182	2,100	1,718	239

The accompanying notes form an integral part of these Consolidated Financial Statements.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements

Years ended December 31, 2001, 2002 and 2003

Note 1    Summary of significant accounting principles

The consolidated financial statements present the financial position and results of operations of Stena AB (publ) and consolidated subsidiaries (the "Company") and are prepared in accordance with generally accepted accounting principles in Sweden (Swedish GAAP). Swedish GAAP differs in certain respects from accounting principles generally accepted in the United States (US GAAP). The principal differences that affect the Company's consolidated net income and stockholders' equity are disclosed in note 31.

Solely for the convenience of the reader, the 2003 financial statements have been translated from Swedish kronor (SEK) into United States dollars ($) using the December 31, 2003 Noon Buying Rate of the Federal Reserve Bank of New York of $1.00 = SEK 7.1950.

Basis of consolidation

The consolidated financial statements include Stena AB and all subsidiaries, defined as companies in which Stena AB, directly or indirectly, owns shares representing more than 50% of the voting rights or in another way has a controlling influence. Intercompany transactions are eliminated on consolidation. Acquisitions are accounted for in accordance with the acquisition accounting method. Any resulting negative goodwill is amortized according to a plan, established in connection with the acquisition, normally over a one to four year period to offset trading losses and restructuring costs anticipated on acquisition.

Foreign exchange

Assets and liabilities of foreign subsidiaries are translated at year end exchange rates and income statement items are translated at average exchange rates prevailing during the year. Exchange differences arising on the translation of financial statements of foreign subsidiaries are taken directly to stockholders' equity.

The following exchange rates have been used for consolidation purposes:

	Average rates			Closing rates
	2002	2003	%	2002	2003	%
USD	9.7243	8.0894	(17%)	8.8250	7.2750	(18%)
GBP	14.5797	13.1946	(10%)	14.1475	12.9125	(9%)
EUR	9.1627	9.1250	—	9.1925	9.0940	(1%)

Investment in associated companies

The equity method of accounting is used in companies in which the Company owns shares representing between 20% and 50% of the voting rights and/or has a significant influence. The Company records its proportionate share of the net income (loss) of these associated companies´ results in the consolidated income statement as Share of affiliated companies´ results or in Direct operating expenses. Dividends received are recorded as a reduction of the carrying value.

Estimates and concentrations

The preparation of financial statements in accordance with generally accepted accounting principles in Sweden requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from such best estimates.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 1    Summary of significant accounting principles — continued

The Company operates in the shipping and offshore drilling industries which historically have been cyclical with corresponding volatility in profitability and vessel values. Vessel values are strongly influenced by charter rates which in turn are influenced by the level and pattern of global economic growth and the world-wide supply and demand for vessels. The spot market for tankers is highly competitive and charter rates are subject to significant fluctuations. Dependence on the spot market may result in lower utilization. In addition, the Company's ferry operations are highly seasonal. Each of the aforementioned factors are important considerations associated with the Company's determination of the carrying amount of owned vessels. The Company seeks to mitigate the effect of such factors by various means such as by obtaining long-term charter contracts.

New accounting principles

No new accounting principles have been adopted in 2003.

Revenue recognition

The Company's shipping and drilling revenues are derived from charter contracts. Revenue is recognized evenly witin the charter period. Provision is made in advance for any on-going loss contracts. Revenues from the Company's ferry operations consist of ticket sales, onboard sales and freight revenues and are recognized in the period services are rendered. Rental income from the Company's real estate operations is derived from leases and is recognized on a straight line basis over the life of the leases.

Sale of vessels and properties

Net gain (loss) on sale of vessels and properties are included as a component of revenues. Vessel and property sales are recorded when title to the asset and risk of loss has passed to the buyer and consideration has been exchanged. Assets sold but not yet delivered are shown at net book value and are classified as current assets if financed by short-term borrowings.

Depreciation and amortization

Tangible fixed assets are depreciated over their total estimated economic useful lives using the straight-line method from the date when the asset is ready for use and over periods as follows:

Vessels: Drilling rigs	10-15 years
Crude oil tankers	15 years
RoRo vessels	15 years
RoPax vessels	20 years
HSS vessels and other fast ferries	20 years
Ferries	25 years
Equipment	3-5 years
Buildings for own use	50 years

Properties included in the Company´s real estate operations are depreciated at 1% annually based upon acquisition values.

Intangible assets are amortized over 5 years.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 1    Summary of significant accounting principles — continued

Financial instruments

In order to qualify for deferral hedge accounting of unrealized gains and losses on financial instruments, such instruments must be designated as and effective as a hedge of an underlying asset or liability or firm commitment or anticipatory transaction. Management reviews the correlation and effectiveness of its financial instruments on a periodic basis. Financial instruments that do not meet the criteria for hedge accounting treatment are marked-to-market. Unrealized gains are deferred and recognized only when realized while unrealized losses are recorded in the income statement.

It is the Company's policy that terms and contractual maturities of financial instruments that are designed to hedge interest rate and foreign currency exposures correspond to the terms, and where appropriate, the maturities of the underlying hedged transactions.

Results from all types of financial derivative instruments, with the exception of those used for financial trading purposes, are either recorded as an adjustment of the value of the underlying asset or liability or as an adjustment of the revenue or expense of such item and in such period the financial instrument is intended to hedge.

Realized gains and losses that result from the early termination of financial instruments are deferred and are included in (i) the determination of the carrying value of the underlying asset or liability in the consolidated balance sheet or (ii) the income statement when the anticipated transaction actually occurs. If an underlying asset or liability is sold or settled, any related financial instrument is then marked-to-market and the resulting unrealized gain or loss is recorded as part of the gain or loss on sale or settlement of the underlying item.

Premiums paid for the purchase of foreign currency and interest rate options are recorded as a prepaid expense in the consolidated balance sheet and are amortized as an adjustment of the underlying revenue or expense over the terms of the agreement.

Foreign exchange risk management

Translation exposure from net assets in foreign subsidiaries (Equity exposure) — Exchange rate differences arising from the translation of financial statements of foreign subsidiaries are taken directly to stockholders' equity. Exchange differences from borrowings in foreign currency or forward contracts designated as a hedge of such exposure is taken directly to the stockholder's equity to match the exchange difference of the related net investment in the foreign subsidiary.

Translation exposure — Monetary assets and liabilities denominated in foreign currencies arising in the normal course of business are translated at the year end exchange rates and any foreign exchange rate forwards, currency swaps or options contracts used as hedges of such items are equally marked to market at the same rate and the results thereto are recorded as an adjustment of the value of the underlying asset or liability. Any premiums or discount from foreign exchange or swap contracts are recognized as an adjustment of the Company's net interest expense.

Transaction exposure — Realized results from foreign exchange forward contracts or from currency option contracts, including premiums paid or received, that are used to hedge firm committments or anticipated transactions in foreign currency are deferred and are recognized as an adjustment of such transaction when it actually occurs. Any premiums or discount from foreign exchange or currency swap contracts are included in the operating result.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 1    Summary of significant accounting principles — continued

Interest rate risk management

Interest rate derivative instruments such as interest rate forward contracts, swaps or options — The interest receivable and interest payable under the terms of any interest rate derivative contracts are accrued and recorded as an adjustment to the interest expense of the underlying debt obligation. The Company accounts for the amounts due from or payable to the counterparties of such instruments on an accrual basis at each reporting date based on amounts computed by reference to the respective contracts. Generally, the maturity dates of the hedged debt extends beyond the contractual term of the hedge contracts. Accrual accounting is used over the contractual life of interest rate swaps or options that are used in connection with the Company's overall program of interest rate management as long as such hedge contracts are considered effective in managing the Company's interest rate risk.

Bunker fuel risk managment

The company has an exposure to the price of bunker fuels used for the operation of its vessels and uses forward contracts and options to hedge its oil price risk. Hedges are regularly taken out to match the underlying cost of physical bunker fuel supplies. Results from such hedge contracts are deferred and recognized as an adjustment of such cost when it actually occurs.

Taxes

Taxes are divided into current taxes and deferred taxes. Deferred income taxes include the tax effect of unutilized tax losses calculated at current tax rates and other temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. Deferred tax assets are recognized to the extent that it is more likely than not that an asset will be realized.

Accounting for subsidies

Subsidies received in connection with acquisition of vessels and ports are deducted from the cost of the investment while subsidies related to operations reduce the corresponding costs.

Tangible fixed assets

Property, vessels and equipment are recorded at cost less accumulated depreciation. Extra depreciation is recorded on impairment, if deemed to be permanent. Repair and maintenance costs are expensed as incurred. Dry-docking costs for vessels are capitalized and amortized over the time until next dry-docking. Dry-docking costs for ferries are capitalized as prepaid expenses and amortized as direct operating expenses due to its annual nature, while dry-docking costs for other vessels are capitalized as cost of the vessel and depreciated.

On-going projects include advance payments made as well as other direct and indirect project costs including capitalized interest costs, using the Company's current available rate of borrowing for the applicable project. All other interest costs are expensed in the income statement.

Impairment of tangible and intangible fixed assets

Tangible and intangible fixed assets are reviewed on an on-going basis for impairment, to indicate if the carrying amount of an asset or a group of assets may not be recoverable. The

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 1    Summary of significant accounting principles — continued

Company uses appraisals carried out by independent international vessel and property brokers and discounted cash flows as its primary indicators of potential impairment. If, at a balance sheet date, there is an indication that an asset has been impaired, the recoverable amount of the asset is estimated. An impaired asset is written down to its estimated fair value if the decline in value is deemed to be permanent.

Leasing

When the Company enters into a lease or other similar arrangement which entails taking substantially all the risks and rewards of ownership of an asset, the lease is treated as a capital lease. Such leased assets are classified in the balance sheet as tangible fixed assets and are depreciated over the estimated useful life. The present value of the future minimum lease payments is recorded as a capital lease obligation. The assets are depreciated according to plan while rent payments are apportioned between the interest element which is charged to operations and the capital element that is recorded as a reduction of the capital lease obligation. Other leased assets are recorded as operating leases. The lease charges for such leases are expenses in the period to which they relate.

Financial fixed assets

Investments in current marketable securities held for trading purposes and noncurrent marketable securities that are held for purposes other than trading are recorded at the lower of cost or market. Net unrealized gains on a portfolio of investments are not recognized and net unrealized losses are recognized in the income statement as part of gain (loss) on securities.

Inventories

Inventories are carried at the lower of cost (FIFO) or market value.

Receivables

Receivables are recorded at their expected net realizable value.

Short-term investments

Short-term investments include restricted cash blocked for guarantees etc and marketable debt and equity securities. Valuation is carried at the lower of cost (FIFO) or market value.

Cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Provisions

A provision is accounted for as a liability when there is a commitment from an activity, when it is likely that there will be an outflow of resources and when there is a reliable estimate of the amount.

Note 2    Segment information

The Company is active internationally, primarily in the areas of ferry operations, drilling, shipping, property and finance. Ferry operations are performed through Stena Line in the

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 2    Segment information — continued

Scandinavia, North Sea and Irish Sea areas and through Scandlines in Öresund and the south of the Baltic Sea. Drilling includes the ownership and operation of a fleet of semi-submersible drilling rigs and is operated from Aberdeen in Scotland. Shipping includes the ownership and chartering of Roll-on/Roll-off vessels and crude oil tankers. To support these activities, the Company is also engaged in the management and crewing as well as the design and rebuilding of such vessels. The property operations relate to investments in residential and commercial real estate, principally in Sweden and The Netherlands. Other business activities include financial activities and investments in new business areas through the unit Stena Adactum as well as non-allocated central administration costs. A primary measure of profitability for all these segments is income from operations. There are no significant transactions between the operating segments.

	Year ended December 31,
(SEK in millions)	2001	2002	2003
Income from operations by segment:
Ferry operations	(43)	483	397
Net gain (loss) on sale of vessels	(16)	20	50
Total ferry operations	(59)	503	447
Drilling	468	278	(33)
Shipping:
Roll-on/Roll-off vessels	5	(13)	(47)
Crude oil tankers	357	(7)	198
Other shipping	(11)	(10)	3
Net gain on sale of vessels	171	28	64
Total shipping	522	(2)	218
Property:
Operations	373	397	399
Net gain on sale of properties	41	104	126
Total property	414	501	525
Other	(78)	(107)	(135)
Income from operations	1,267	1,173	1,022

	Year ended December 31,
(SEK in millions)	2001	2002	2003
Depreciation and amortization by segment:
Ferry operations	772	801	811
Drilling	586	747	694
Shipping:
Roll-on/Roll-off vessels	141	124	121
Crude oil tankers	39	20	27
Other shipping	5	5	6
Total shipping	185	149	154
Property	54	62	77
Other	8	5	6
Total	1,605	1,764	1,742

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 2    Segment information — continued

	Year ended December 31,
(SEK in millions)	2001	2002	2003
Depreciation and amortization expense consists of the following components:
Vessels	1,437	1,564	1,513
Equipment	42	49	65
Property	120	148	162
Total tangible fixed assets	1,599	1,761	1,740
Intangible assets	6	3	2
Total	1,605	1,764	1,742

Depreciation and amortization expense includes amortization of assets under capitalized leases amounting to SEK 151 million, SEK 140 million and SEK 176 million for the years ended December 31, 2001, 2002, and 2003, respectively.

	Year ended December 31,
(SEK in millions)	2001	2002	2003
Capital expenditure by segment:
Ferry operations	371	891	1,577
Drilling	1,966	196	358
Shipping:
Roll-on/Roll-off vessels	163	341	542
Crude oil tankers	48	400	361
Other shipping	7	7	8
Total shipping	218	748	911
Property	1,317	519	288
Other	3	5	14
Total	3,875	2,359	3,148

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 2    Segment information — continued

Geographic information:

The Company's shipping operations include the ownership and chartering of vessels as well as the operation and management of crude oil tankers and are performed throughout the world. Accordingly, such revenues and assets are not presented on a country by country basis. The Company's drilling operations are conducted in the North Sea, Norwegian sector (Scandinavia) and UK sector (Europe, other), Far East and other markets, while the Company's property operations are conducted primarily in Sweden and The Netherlands.

	Year ended December 31,
(SEK in millions)	2001	2002	2003
Revenues:
Scandinavia	6,198	7,008	7,387
Europe, other	3,191	3,530	3,124
Other markets	1,046	1,047	802
Shipping operations	2,669	1,840	2,306
Total	13,104	13,425	13,619

	Year ended December 31,
(SEK in millions)	2002	2003
Identifiable assets:
Scandinavia	12,571	14,562
Europe, other	12,436	9,807
Other markets	3,549	3,146
Shipping operations	2,108	2,612
Total	30,664	30,127

Note 3    Sale of tangible fixed assets

		Year ended December 31,
(SEK in millions)		2001	2002	2003
Vessels	Cash proceeds from sale of vessels	565	648	735
	Net book value of vessels sold	(410)	(600)	(621)
	Net gain on sale of vessels	155	48	114
Equipment	Cash proceeds from sale of equipment	1	5	3
	Net book value of equipment sold	(3)	(6)	(2)
	Net gain (loss) on sale of equipment	(2)	(1)	1
Property	Cash proceeds from sale of property	180	333	441
	Net book value of property sold	(139)	(229)	(315)
	Net gain on sale of property	41	104	126
Total	Cash proceeds from sale of vessels, equipment and property	746	986	1,179
	Net book value of assets sold	(552)	(835)	(938)
	Total gain	194	151	241

Net gain (loss) on sale of equipment is included in operating expenses.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 4    Selling and administrative expenses

For the year ended December 31, 2003, selling and administrative expenses include SEK 136 million relating to administration expenses. Selling expenses include costs for doubtful receivables of SEK 10 million. For the year ended December 31, 2002, selling and administrative expenses included SEK 112 million of administration expenses and selling expenses included costs for doubtful receivables of SEK 6 million.

Fees and other remuneration to auditors and advisors have developed as below. Audit fees include audit of the financial statements, the accounts and the administration by the Board of Directors and the Managing Director, other activities that the auditor is required to perform and advice that the auditor may give based on the results of the audit. Everything else is regarded as non-audit services.

	Year ended December 31,
(SEK in millions)	2001	2002	2003
Audit services	18	17	21
Non-audit services	25	22	24
Total fees and other remuneration	43	39	45

Note 5    Affiliated companies

Investments in affiliated companies relate to major investments of strategic issues. Results from other associated companies, having a more direct link to normal operations, is accounted for within direct operating expenses.

The investment in P&O Stena Line was sold in August 2002. The share of results for P&O Stena Line amounted to SEK 131 million in 2001 and SEK 51 million in 2002. In 2003, no strategic investments are included.

Note 6    Gain (loss) on securities, net

Information regarding sales of marketable securities is as follows:

	Year ended December 31,
(SEK in millions)	2001	2002	2003
Proceeds	948	557	1,377
Gross gains	265	38	273
Gross losses	(142)	(105)	(113)
Total net gain (loss)	123	(67)	160

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 6    Gain (loss) on securities, net — continued

Information regarding sales of short-term investments listed above is as follows:

	Year ended December 31,
(SEK in millions)	2001	2002	2003
Proceeds	1,812	2,464	2,808
Gross gains	3	84	70
Gross losses	(19)	(94)	(45)
Total net gain (loss)	(16)	(10)	25
Total net gain (loss) on securities	107	(77)	185

Note 7    Foreign exchange gains (losses)

Foreign exchange gains (losses) consist of (i) gains and losses incurred in connection with the Company's foreign currency trading activities (see Note 26) and (ii) gains and losses arising from the translation of amounts in foreign currencies and transactions denominated in foreign currencies.

	Year ended December 31,
(SEK in millions)	2001	2002	2003
Currency trading activities, net	4	45	10
Translation differences	(78)	(16)	17
Total	(74)	29	27

Note 8    Other financial income (expense)

	Year ended December 31,
(SEK in millions)	2001	2002	2003
Release of reserve for ferry operations	277	174	120
Amortization of deferred financing costs	(36)	(56)	(50)
Bank charges	(23)	(20)	(21)
Other items	(60)	(66)	(67)
Total	158	32	(18)

The reserve for ferry operations relates to the excess of SEK 658 million of the carrying value of the Stena Line $300 million Senior Notes over their redemption price in late 2000. See also Note 16. This excess value is released between 2001 to 2004 according to a plan determined at the end of 2000.

Deferred financing costs include costs for the issue of senior notes, revolving credit facilities, finance leases etc. See Note 13. All of these costs are amortized over the life of the borrowings. Other items in 2003 include SEK (63) million paid as a fee for the 1995 and 1997 Senior notes, being the premium paid over nominal amount. Other items in 2002 include SEK (34) million paid as a fee for the redemption of the Stena Tay notes.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 9    Income taxes

Income before taxes was distributed geographically as follows:

	Year ended December 31,
(SEK in millions)	2001	2002	2003
Sweden	(570)	233	101
Rest of the world	1,244	116	417
Share of affiliated companies´ results	131	51
Gain on sale of affiliated company		601
Total	805	1,001	518

Income tax (expense) benefit consists of the following:

	Year ended December 31,
(SEK in millions)	2001	2002	2003
Current:
Sweden	(8)	(5)	(8)
Rest of the world	(66)	(24)	(50)
	(74)	(29)	(58)
Deferred:
Sweden	578	(55)	7
Rest of the world	101	114	52
	679	59	59
Total	605	30	1

The deferred taxes in 2001 include SEK 332 million in tax losses realized in Sweden in connection with the reorganization of Stena Line into the Stena AB group and SEK 308 million of tax losses related to the 2001 operations of Stena Line which can be utilised by other Swedish companies.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 9    Income taxes — continued

The principal reasons for the difference between the statutory tax rate in Sweden and the effective tax rate are set forth below:

	Year ended December 31,
(Percentages)	2001	2002	2003
Statutory income tax rate	28	28	28
Differences in foreign tax rates	(31)	1	(33)
Taxes related to previous years	(7)	(14)	(2)
Losses not currently utilized		4	12
Expenses not deductible	1	4	7
Nontaxable gains on sale of affiliated company		(14)
Nontaxable income		(7)	(11)
Utilization of tax loss carryforwards	(61)		(2)
Share of affiliated companies´ results	(5)	(3)	(4)
Other		(2)	5
Effective income tax rate	(75)	(3)	0

Differences in foreign tax rates in 2001 relate to income in countries with low tax rates and losses in countries with higher tax rates. The utilization of further tax loss carryforwards in 2001 relate to Stena Line as above.

Taxes related to previous years include recognized accrued interest in the United Kingdom, where interest is tax deductible only when paid.

Details of the deferred tax balances and the principal sources of temporary differences are provided in Note 19.

Note 10     Cash flow specification

Total borrowings from the issuance of new debt, bank facilities and new capital leases in 2003 were SEK 4,843 million. SEK 2,249 million of this amount was used to repay the remaining balance of the 1995 Senior Notes and the total of the 1997 Senior Notes while SEK 873 million was used to repay principal amount of existing debt. Net change in restricted cash accounts in 2003 was SEK 1,695 million due to the release of funds following the acquisition from third parties of two companies which owned the capital leases on two HSS vessels leased by the Company. The funds released were used to repay indebtedness of SEK 1,380 million which was acquired as a part of this transaction.

In 2002, total borrowings from the issuance of new debt, bank facilities and new capital leases were SEK 3,405 million. SEK 216 million of this amount was used to repay part of the 1995 Senior Notes, SEK 1,243 million to repay the Stena Tay private placement, SEK 1,884 million to repay a short-term EUR facility and SEK 1,447 million was used to repay principal amount of other debt.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 11    Tangible fixed assets

The movements during the year ended December 31, 2003 are as follows:

(SEK in millions)	Vessels	Construction in progress	Equipment	Property	Total
Acquisition cost as of beginning of year	18,879	961	575	8,246	28,661
Additions	790	1,751	202	405	3,148
Disposals	(991)		(22)	(331)	(1,344)
Transfers	1,844	(1,865)	21
Translation differences	(1,874)	(258)	(50)	(162)	(2,344)
Acquisition cost as of end of year	18,648	589	726	8,158	28,121
whereof capitalized interest	652	11			663
Accumulated depreciation as of beginning of year	(5,074)		(94)	(425)	(5,593)
Disposals	370		20	16	406
Translation differences	761		21	38	820
Transfers	16		(16)
Current year depreciation	(1,513)		(65)	(162)	(1,740)
Accumulated depreciation as of end of year	(5,440)		(134)	(533)	(6,107)
Net book value as of beginning of year	13,805	961	481	7,821	23,068
Net book value as of end of year	13,208	589	592	7,625	22,014

The insured value of the whole vessel fleet as of December 31, 2003 was SEK 16 068 million to be compared to SEK 20 859 million as of December 31, 2002.

As of December 31, 2003, Construction in progress includes in total 11 newbuildings. A RoRo vessel has been acquired from an Italian shipyard to be completed in Croatia for delivery in early 2004. Four Product tankers are under construction in Croatia for delivery in 2004 to 2005. In China, the Company ordered in 2003 two Panamax tankers for delivery in 2005 to 2006 in addition to the 75% interest in the earlier ordered two Panamax tankers for delivery in 2004. Finally, two Aframax tankers are under construction in Korea for delivery in 2005 to 2006. In total, the contract amount with the shipyards amounts to SEK 2,475 million.Yard payments of SEK 376 million, interest costs of SEK 11 million and other capitalized items of SEK 202 million are included in Construction in progress at December 31, 2003.

The amount of interest capitalized on construction in progress was SEK 198 million, SEK 26 million and SEK 15 million for the years ended December 31, 2001, 2002 and 2003, respectively.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 11    Tangible fixed assets —   continued

Property is specified as follows:

(SEK in millions)	Real estate	Buildings and land	Total
Acquisition cost as of beginning of year	6,524	1,722	8,246
Additions	288	117	405
Disposals	(331)		(331)
Translation differences	(19)	(143)	(162)
Acquisition cost as of end of year	6,462	1,696	8,158
Accumulated depreciation as of beginning of year	(249)	(176)	(425)
Disposals	16		16
Translation differences	1	37	38
Current year depreciation	(76)	(86)	(162)
Accumulated depreciation as of end of year	(308)	(225)	(533)
Net book value as of beginning of year	6,275	1,546	7,821
Net book value as of end of year	6,154	1,471	7,625

Real estate relates to the commercial properties operated by the business area Stena Fastigheter (Property). Total market value for the real estate at December 31, 2003 is approximately SEK 8,750 million, based upon valuations from different banks and internal estimates. Out of the net book value as of December 31, 2003 for real estate, SEK 4,734 million relates to Swedish properties, of which land was SEK 613 million. The tax assessment value for these properties amounted to SEK 4,801 million, out of which land was SEK 1,224 million. Out of the net book value as of December 31, 2002, SEK 4,848 million related to Swedish properties, of which land was SEK 586 million. The tax assessment value for these properties amounted to SEK 4,609 million, out of which land was SEK 1,188 million.

Buildings and land represent the group´s assets used in its business including office buildings, ferry terminals and other structures. In connection with investments in ferry terminals in the United Kingdom in 2003, subsidies of SEK 43 million have been received, which have been recorded as a reduction of the cost of the investment.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 12    Marketable securities

The carrying value of investments in marketable securities classified as noncurrent consist of the following:

	As of December 31,
	2002	2002	2003	2003
(SEK in millions)	Book value	Fair value	Book value	Fair value
Floating rate notes (FRNs) and bonds	655	652	725	743
Strategic equity shares	421	471	1,797	2,495
Total	1,076	1,123	2,522	3,238

All noncurrent marketable securities are considered by management to be available for sale. Gains and losses realized from the sale of investments are determined by reference to the carrying value of the specific security sold.

The movements in marketable securities for the year ended December 31, 2003 are as follows:

(SEK in millions)	FRNs and bonds	Strategic equity shares	Total
Investment as of beginning of year	655	421	1,076
Additions	511	2,230	2,741
Disposals	(354)	(846)	(1,200)
Revaluations	(1)	(1)	(2)
Revaluations, reversed	11		11
Exchange differences	(97)	(7)	(104)
Investment as of end of year	725	1,797	2,522

Investments in marketable securities are recorded at cost. Revaluation down to market value is recognized through the income statement if the decline in value is estimated to be permanent. Reversal of revaluation is made if deemed to be no longer needed.

Bonds include investments in interest bearing funds. The result of such funds are recorded when realized. As of December 31, 2003, bonds at a value of SEK 35 million had been pledged as securities for bank debt, to be compared with SEK 112 million as of December 31, 2002.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 12    Marketable securities —   continued

Strategic equity shares include long-term investments in listed shares as follows:

(SEK in millions)	No. of shares	Book value	Fair value
Held by parent company:
Karo Bio	174,876	6	5
Bioinvent	150,000	2	2
Vitrolife	110,000	3	3
Simon group plc	1,045,000	6	6
Dyax Corp	23,000	1	1
Incyte Genomics	28,000	2	2
Protein Design Labs	26,000	4	4
Isis Pharmaceutical	25,000	1	1
Decode Genetics	40,000	3	2
Abgenix Inc	25,000	3	2
Human Genome Sciences	24,000	2	2
		33	30
Held by subsidiaries:
Gunnebo	2,644,560	273	475
Capio	367,100	26	21
Ballingslöv	2,134,426	126	168
Song Networks	6,104,841	163	402
Song Networks, convertibles		43	60
Drott	9,131,000	1,074	1,274
Lukoil	79,700	22	28
Others		37	37
Total listed shares		1,797	2,495

Note 13    Other noncurrent assets

Other Noncurrent Assets

(SEK in millions)	Deferred tax assets	Other receivables	Shares	Deferred costs	Total
As of beginning of year	27	153	429	123	732
Additions		207	50	75	332
Movements/Disposals		(22)	(19)	(51)	(92)
Amortization			(28)		(28)
Exchange differences	(2)	(27)	(37)	(17)	(83)
As of end of year	25	311	395	130	861

Deferred tax assets relate to unutilized tax losses carried forward.

Other receivables as of December 31, 2003 include a loan to a related party of SEK 10 million. See Note 29.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 13    Other noncurrent assets —   continued

Shares include investments in joint ventures in Norway involved in the shuttle tanker business and other non-listed shares.

Deferred costs include financing costs for Senior Notes, revolving credit facilities and capitalized lease obligations. All of these costs are amortized over the life of the borrowings and are included as part of financial expense. In 2003, the remaining costs for the 1995 and 1997 Senior Notes were amortized. See Note 8.

Shares are specified as follows:

(SEK in millions)		No. of shares	Book value
Held by parent company:
Alligator		10,000	7
Astacorotene		33,750
Merkant		150,000
Prostalund		609,303	31
Ram one		100,000	91
Univits		3,088,670	2
			131
Held by subsidiaries:
Örgryte Bostads AB & Co KB	Sweden		3
Partrederiet SUST I DA	Norway	50%	51
Partrederiet SUST III DA	Norway	50%	64
Ugland Stena Storage A/S (USS)	Norway	50%	1
Stena Ugland Shuttle Tanker Ltd (SUST)	Cayman Islands	50%
Austen Maritime Services Pte Ltd	Singapore	50%	2
Schiphol Real Estate CV	The Netherlands		81
Chase Private Equity Fund	Cayman Islands		29
Canyon Capital	Cayman Islands		30
Other shares			3
Total non listed shares			395

Note 14    Receivables

	As of December 31,
(SEK in millions)	2002	2003
Trade debtors	1,016	895
Related parties (Note 29)	335	243
Sale of subsidiary	521
Other receivables	354	430
Total	1,210	673

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 14    Receivables —   continued

Trade debtors in 2002 include an overdue amount of $10.8 million, which has not yet been paid by Statoil for the rig Stena Don due to a claim for liquidated damages in connection with the delivery of the rig in 2002. This was settled in 2003.

The total allowance for doubtful trade receivables was SEK 15 million at December 31, 2002 and SEK 21 million at December 31, 2003.

Sale of subsidiary relates to the reorganization of Stena Line in late 2001 and was settled in early 2003.

Note 15    Prepaid expenses and accrued income

	As of December 31,
(SEK in millions)	2002	2003
Prepaid expenses	612	606
Accrued income	273	264
Total	885	870

Note 16    Short-term investments

	As of December 31,
(SEK in millions)	2002	2003
Restricted cash	74	67
Marketable debt and equity securities	249	261
Total	323	328

Restricted cash represents bank accounts that have been pledged to cover various long-term liabilities and commitments of the Company. In addition, certain marketable debt and equity securities amounting to SEK 95 million at December 31, 2002 and SEK 169 million at December 31, 2003 have also been pledged for various long-term liabilities and commitments. See Note 25.

As of December 31, 2003, the market value of marketable debt and equity securities amounted to SEK 265 million.

Note 17    Cash and cash equivalents

	As of December 31,
(SEK in millions)	2002	2003
Cash	702	412
Short term deposits	1,398	1,306
Total	2,100	1,718

Short-term deposits are defined as bank deposits that have maturities of up to three months.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 18    Stockholders' equity

The authorized share capital of Stena AB consists of 200,000 ordinary shares with a par value of SEK 100 of which 50,000 shares have been issued and fully paid.

Restricted reserves include both untaxed reserves (net of applicable deferred taxes) and legal reserves. The legal reserves of SEK 178 million are not available for distribution as they are required to be held to meet statutory requirements in Sweden and other countries where the Company operates. The unrestricted reserves may be distributed as dividends upon payment of the related taxes.

The changes in stockholders' equity for the period December 31, 2000 to December 31, 2003 are as follows:

(SEK in millions)	Capital stock	Restricted reserves	Unrestricted reserves	Net income	Total
Balance at December 31, 2000	5	798	5,370	3,097	9,270
Allocation of last year´s result			3,097	(3,097)
Dividend paid			(50)		(50)
Transfers between reserves		19	(19)
Exchange differences		78	402		480
Net income				1,410	1,410
Balance at December 31, 2001	5	895	8,800	1,410	11,110
Allocation of last year´s result			1,410	(1,410)
Dividend paid			(52)		(52)
Transfers between reserves		(226)	226
Exchange differences		(43)	(457)		(500)
Net income				1,031	1,031
Balance at December 31, 2002	5	626	9,927	1,031	11,589
Allocation of last year´s result			1,031	(1,031)
Dividend paid			(60)		(60)
Transfer to charitable trust			(5)		(5)
Transfers between reserves		(11)	11
Exchange differences		(32)	(541)		(573)
Net income				519	519
Balance at December 31, 2003	5	583	10,363	519	11,470

The board of directors of the Company has proposed that the stockholders approve at the forthcoming stockholders´ meeting that a dividend of SEK 70 million will be made in 2004 together with a transfer of SEK 10 million to the Sten A. Olsson Foundation for Culture and Science, set up in October 1996 to make contributions to art and science projects. Since 1996, the Stena Sphere has contributed more than SEK 100 million to the Sten A. Olsson Foundation for Culture and Science and further support to this charitable trust is anticipated when needed.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 19    Provisions

	As of December 31,
(SEK in millions)	2002	2003
Deferred income taxes	590	961
Pensions	81	86
Restructuring reserve ferry operations	222	100
Total other provisions	303	186
Total provisions	893	1,147

(SEK in millions)	Pensions	Restruct. reserve	Total other provisions	Deferred income taxes	Total
Opening balance	81	222	303	590	893
Transfers through income statement	5	(120)	(115)	(59)	(174)
Other transfers				501	501
Exchange differences		(2)	(2)	(71)	(73)
Closing balance	86	100	186	961	1,147

The restructuring reserve relates to Ferry operations. See Note 8.

The net deferred tax liability of the Company consists of the following:

	As of December 31,
(SEK in millions)	2002	2003
Deferred tax liabilities:
Tangible fixed assets	1,696	1,948
Financial fixed assets	74	57
Provisions	173	232
Total deferred tax liabilities	1,943	2,237
Deferred tax assets:
Tangible fixed assets	31	137
Tax loss carryforwards	2,055	1,520
Financial fixed assets	45	59
Provisions	247	110
Other	9	19
Less deferred tax assets not recognized	(1,007)	(544)
Total deferred tax assets recognized	1,380	1,301
Net deferred tax liability	563	936
Out of which:
Deferred tax assets (Note 13)	27	25
Deferred tax liabilities	590	961
	563	936

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 19    Provisions  —   continued

Deferred taxes have been calculated net on a country basis. Net deferred tax assets are shown as Other noncurrent assets. See Note 13. Deferred taxes have not been provided on the undistributed earnings of subsidiaries because such earnings are not taxed or expected to be remitted in the foreseeable future.

The Company's tax loss carryforwards are as follows:

	As of December 31,
(SEK in millions)	2002	2003
Sweden	2,383	2,455
Rest of the world	2,799	3,078
Total	5,182	5,533

Most tax loss carryforwards can be carried forward indefinitely. Tax loss carryforwards of SEK 571 million expire between 2004 and 2010.

Note 20    Bank debt

	2002	2003	2003	2003
(SEK in millions)	Total	Current	Noncurrent	Total
Property loans (a)	4,699	20	4,900	4,920
Other loans (b)	2,508	249	1,867	2,116
Revolving credit facilities (c)	2,642		3,492	3,492
Other utilized bank credit lines (d)	230	62	164	226
	10,079	331	10,423	10,754

(a)    Property loans consist principally of bank mortgage loans on the real estate, buildings and land in the Company's real estate business segment. These loans are denominated in SEK and EUR and bear interest at rates from 2.70% to 6.60% with maturities through 2024.

(b)    Other loans consist of long-term bank loans used to finance the acquisition of vessels and other assets. They are denominated in USD, GBP, EUR and SEK and bear interest at rates from 1.94% to 6.00% with maturities through 2014.

(c)    In September 2001, Stena International BV ("SIBV"), a subsidiary of Stena AB, entered into a $275 million revolving credit facility. Obligations under the facility are secured by mortgages on certain vessels, rigs, certain receivables and other assets. The limit was reduced as per plan to $245 million in 2002 and to $215 million in 2003. Borrowings under the facility bear interest at a rate based on LIBOR plus an applicable margin based on the utilization of the facility. The facility imposes certain covenants regarding levels of working capital, cash and cash equivalents and interest coverage ratio. As of December 31, 2003, the utilized portion of the facility was $150 million, all of which was drawn. As of December 31, 2002, the utilized portion of the facility was $155 million, all of which was drawn.

In November 2002, SIBV entered into a $600 million secured revolving credit facility with a syndicate of financial institutions or lenders, for which J.P. Morgan plc, Svenska Handelsbanken AB (publ) and Nordea Bank Sverige AB (publ) act as lead arrangers and Svenska Handelsbanken AB (publ) acts as facility agent. The final maturity of the revolving credit facility is on November 6, 2007, subject to options on SIBV´s part to extend the facility for an additional two years with

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 20    Bank debt — continued

the consent of the lenders. If the facility is extended in accordance with such options, the amount available under the facility will be reduced by $100 million on each of the fifth and sixth anniversaries of the facility. SIBV´s obligations under the revolving credit facility are guaranteed by Stena AB and certain of its subsidiaries. As of December 31, 2003, the utilized portion of the facility was $344 million, of which $330 million was actually drawn and $14 million was used for issuing of bank guarantees. As of December 31, 2002, the utilized portion of the facility was $176 million, of which $145 million was actually drawn and $31 million was used for issuing of bank guarantees.

(d)    As of December 31, 2003 the Company had SEK 949 million in other unutilized, mainly uncommitted overdraft facilities and other similar lines of credit, as compared to SEK 265 million as of December 31, 2002.

Repayment of bank debt is required according to the following schedule:

(SEK in millions)	Property loans	Other loans	Total
2004	20	311	331
2005	506	337	843
2006	164	1,336	1,500
2007	281	2,656	2,937
2008	207	386	593
2009 and thereafter	359	544	903
Not specified	3,383	264	3,647
Total	4,920	5,834	10,754

"Not specified" includes borrowings and utilized credit lines for properties and vessels that have formal repayment dates in 2004. These loans have been classified as long-term because it is the intention of the Company to refinance these loans on a long-term basis.

Note 21    Senior notes

In December 1995, the Company issued $175 million of Senior Notes at an interest rate of 10.50% and with maturity on December 15, 2005. As of December 31, 2002, the Company had repurchased $72 million of these notes and the remaining $103 million were redeemed in 2003. In October 1997, the Company issued $175 million of Senior Notes at an interest rate of 8.75% with maturity on June 15, 2007. Also these notes were redeemed in 2003. In November 2002, the Company issued $200 million of Senior Notes at an interest rate of 9.625% with maturity on December 1, 2012. In December 2003, the Company issued $175 million of Senior Notes at an interest rate of 7.5% with maturity on November 1, 2013. Interest on the Senior Notes is due semi-annually each year.

The Senior Notes are unsecured obligations of Stena AB and rank pari passu in right of payment with the Company's other unsubordinated indebtedness and senior in right of payment to all subordinated indebtedness of the Company. The Senior Notes indentures contain certain covenants with respect to, among others, the following matters: (i) limitations on consolidated and subsidiary debt and preferred stock; (ii) limitations on restricted payments and investments; (iii) limitations on restrictions concerning transfers and distributions by subsidiaries, limitations on certain asset distributions and other items.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 22    Leases

Company as lessee:

The Company leases premises, cars and certain vessels under operating leases. Leases on certain vessels have been accounted for as capital leases. The gross amount of assets under capital leases included within property, vessels and equipment as of December 31, 2002 and 2003 amounted to SEK 2,436 million and SEK 1,725 million, respectively. The accumulated depreciation related to these capital leases amounted to SEK 622 million as of December 31, 2002 and SEK 1,635 million as of December 31, 2003.

Rental expense for operating leases were as follows:

	Year ended December 31,
(SEK in millions)	2001	2002	2003
Rental expense	1,178	1,187	1,358

As of December 31, 2003 the future minimum lease commitments under noncancellable operating leases and capital leases were as follows:

(SEK in millions)	Operating leases	Capital leases
2004	1,304	44
2005	851	41
2006	612	40
2007	401	39
2008	309	39
2009 and thereafter	656	1,170
Total minimum lease commitments	4,133	1,373

The operating lease obligations include chartering of crude oil tankers on timecharter basis, chartering of ferries principally on a bareboat basis as well as obligations related to rentals of properties and ports.

Company as lessor:

The Company leases properties and certain vessels to third parties under operating leases. The cost, accumulated depreciation and net book value of these assets held for lease as of December 31, 2003 was as follows:

(SEK in millions)	Acquisition cost	Accumulated depreciation	Net book value
Vessels	10,274	3,489	6,785
Real estate	6,462	308	6,154
Total	16,736	3,797	12,939

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 22    Leases — continued

As of December 31, 2003 the future minimum rentals to be received under noncancellable operating leases were as follows:

(SEK in millions)	Vessels	Real estate	Total
2004	1,515	444	1,959
2005	880	331	1,211
2006	693	219	912
2007	59	113	172
2008	34	65	99
2009 and thereafter	89	74	163
Total minimum lease rentals	3,270	1,246	4,516

The amounts in the table above exclude amounts from the Company's portfolio of residential rental properties since those lease agreements are generally cancelable within three months.

Note 23    Other noncurrent liabilities

	As of December 31,
(SEK in millions)	2002	2003
Prepaid income	71	59
Pension liabilities	18	22
Other liabilities	31	93
Total	120	174

Prepaid income includes SEK 51 million relating to the net proceeds of a financial charter agreement entered into in 1997/1998 and which is amortized over the remaining charter period. As of December 31, 2002, these net proceeds amounted to SEK 63 million.

Other liabilities as of December 31, 2003 include long term loans of SEK 52 million from the minority shareholder in the investment in two Panamax tankers.

Repayment of noncurrent liabilities is required according to the following schedule:

(SEK in millions)	1-3 years	3-5 years	More than 5 years	Total
Prepaid income	20	13	26	59
Pension liabilities	5	4	13	22
Other liabilities	53		40	93
Total	78	17	79	174

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 24    Accrued costs and prepaid income

	As of December 31,
(SEK in millions)	2002	2003
Accrued costs	1,536	1,533
Prepaid income	188	187
Total	1,724	1,720

Note 25    Pledged assets, commitments and contingent liabilities

Pledged assets

Assets of the Company that have been pledged to cover bank mortgage loans and other credit facilities are as follows:

	As of December 31,
(SEK in millions)	2002	2003
Mortgages on vessels	14,236	14,455
Mortgages on properties	6,251	6,336
Reservation of title	1,986
Marketable securities	112	35
Short term investments	95	169
Total	22,680	20,995
Total bank debt and capitalized lease obligations	10,599	12,127

In addition, certain insurance policies have also been pledged to cover various liabilities and commitments.

Commitments

Future minimum lease commitments relating to operating leases of vessels, ports etc amount to SEK 1,304 million for 2004 and SEK 2,829 million from 2005. See Note 22.

As of December 31, 2003, a total of 11 vessels are included as newbuildings under Construction in progress. See Note 11. The total contract amount for these vessels amounts to SEK 2,475 million ($340 million). Yard payments of SEK 376 million ($52 million) had been made in respect of these contracts.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 25    Pledged assets, commitments and contingent liabilities — continued

Contingent liabilities

Contingent liabilities of the Company as of December31, 2002 and 2003 are as follows:

	As of December 31,
(SEK in millions)	2002	2003
Guarantees	1,228	1,246
Pension liabilities	741	1,035
Other contingent liabilities	111	80
Total	2,080	2,361

Guarantees include mainly capital leases and loans to joint ventures in Norway.

Pension liabilities include calculated future provisions to cover deficit in pension funds for personnel employed in the UK part of Ferry operations. The amount includes the Company´s part, GBP 38.4 million, of the total deficit in a mutual ferry trade fund of approximately GBP 116 million based upon latest available information dated March 31, 2003. In addition, the Company has included another 27% of the deficit related to other external parties' share of the deficit.

In September 2003, the European Commission commenced an investigation of a number of ferry operators in Scandinavia and the United Kingdom whether there is evidence of alleged market sharing agreements and related illegal practices concerning fixing of prices, etc. The Commission has not yet initiated any formal proceedings against the Company but has the power to impose fines which in the case of serious violations can be substantial.

Note 26    Financial instruments and risk management

The Company has operations and assets in a number of countries in and outside of Europe. Consequently, the Company's profits and revenues are affected, when measured in Swedish kronor, by fluctuations in currency exchange rates, primarily relative to the US dollar, the Euro and the British pound sterling. When the Swedish kronor appreciates against other currencies, the Company's profit from foreign operations, reported in Swedish kronor, may decrease. Likewise, when the Swedish kronor declines against other currencies, the Company's profit from foreign operations reported in Swedish kronor may increase. The Company also has exposure to market risks from changes in interest rates. Certain financial instruments are used by the Company to manage these foreign currency and interest rate risks as summarized below. The Company also maintains trading positions in a variety of financial instruments unrelated to its risk management activities, which are also discussed below.

Notional Amounts and Credit Exposure

The notional amounts of derivative financial instruments presented in this Note represent face or contractual amounts and thus are not a measure of the exposure of the Company through its use of such financial instruments. The actual amounts exchanged are calculated on the basis of the notional amounts and the other terms of the financial instruments, which relate to interest rates, exchange rates, oil prices, securities prices, or financial and other indexes.

The Company is exposed to credit related losses in the event that counterparties to the derivative financial instruments do not perform according to the terms of the contract. In the opinion of

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 26    Financial instruments and risk management —   continued

management, the counterparties to the financial instruments are creditworthy financial institutions and other parties and the Company does not expect any significant loss to result from non-performance. The Company, in the normal course of business, does not demand collateral. The credit exposure of interest rate and foreign exchange contracts is represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting arrangements.

Interest Rate Risk Management

The Group uses various financial instruments to manage its interest rate risk as summarized in the table below:

	As of December 31,
	2002	2002	2003	2003
(SEK in millions)	Notional Amount	Credit Exposure	Notional Amount	Credit Exposure
Interest rate swaps	2,808	26	6,890	—
Interest rate options	5,630	—	4,034	3

The extent of the utilization of interest rate products is determined by reference to the Company's net exposure of its debt subject to interest rate risk and management's views regarding future interest rates. The Company uses interest rate instruments to seek to achieve a desired interest rate and risk profile on a portfolio of debt. The interest rate contracts as at December 31, 2003 are part of an interest rate hedge strategy whereby the Company hedges the loan portfolio related to its assets. These contracts run on a consecutive basis to hedge the loan portfolio for a period of between 1 and 5 years. The amount of the loan portfolio hedged was SEK 11,420 million at December 31, 2003. The borrowings in this debt portfolio are denominated primarily in USD, EUR and SEK and have maturity dates ranging from 2004 to 2028. At December 31, 2003, the interest rates ranged from 2.14% to 9.63%.

Interest rate swap agreements allow the Company to synthetically adjust floating rate receivables or borrowings into fixed rates or vice versa. Under the interest rate swaps, an agreement is made with a counterparty to exchange, at specified intervals, the difference between fixed rate and floating rate interest (such as the London, Stockholm or Amsterdam Inter-bank Offered Rate or LIBOR, STIBOR and AIBOR, respectively), calculated by reference to an agreed notional principal amount.

The Company uses interest rate swaps to seek to achieve a desired interest rate on a portfolio of debt. The contractual terms of the interest rate swaps are determined by management based upon assessment of several factors such as views regarding future interest rates, the maturity and currency of the underlying debt portfolio, the cost of the interest rate swap and other factors.

The Company also uses interest rate options to reduce the impact of changes in interest rates on its net interest rate exposure. Interest rate futures are commitments to either purchase or sell designated financial instruments at a future date for a specified price and may be settled in cash or through delivery. Interest rate options grant the purchaser, for a premium payment, the right to either purchase from or sell to the writer a financial instrument under agreed-upon terms. The writer of the option receives a premium for bearing the risk of adverse interest rate movements. Interest rate options are used when the rates available to the Company under swap agreements are too high relative to management's views of the level of future interest rates.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 26    Financial instruments and risk management —   continued

The Company has used interest rates swaps and interest rate options to hedge a portion of interest rate risk on debt financing real estate properties. The following tables summarize the Company's interest rate swaps and options:

Interest rate swaps				As of December 31, 2002
Notional Amount	Currency	Receive rate /Strike rate	Pay rate Strike rate %	Maturity
SEK in millions
700	SEK	3 month STIBOR	4.6	June 2006
110	EUR	5.52	6 month EURIBOR +1.19	December 2012
1,766	USD	9.63	3 month LIBOR + 5.0	December 2012
233	USD	6 month LIBOR	6 month LIBOR + 0.6	September 2004

Interest rate options				As of December 31, 2002
Notional Amount	Currency	Receive rate	Pay rate%	Maturity
SEK in millions
1,920	SEK	6 month STIBOR	5.6 – 7.0	June 2003 – June 2006
1,204	EUR	6 month EURIBOR	5.75 – 6.0	Oct. 2003 – January 2005
233	USD	6 month LIBOR	5.0 – 6.25	September 2004
2,272	USD	6 month LIBOR	6.0 – 6.25	January 2006
		Strike 5.0%	6 month LIBOR

Interest rate swaps				As of December 31, 2003
Notional Amount	Currency	Receive rate	Pay rate Strike rate %	Length of contract
SEK in millions
700	SEK	3 month STIBOR	4.6	June 2006
460	EUR	6 month EURIBOR	6 month EURIBOR + 168 bp	September 2004 – May 2008
109	EUR	5.52	6 month EURIBOR + 1.19 bp	December 2012
596	GBP	3 month LIBOR	5.5 first 7 years	January 2028
486	GBP	3 month LIBOR	3 month LIBOR1)	May 2028
175	USD	6 month LIBOR	6 month LIBOR + 60 bp	September 2004 – May 2008
1,820	USD	3 month LIBOR	1.91	September 2005
1,820	USD	3 month LIBOR	2.95 Knock Out at 6.5	September 2008
728	USD	9.63	3 month LIBOR + 4.9925%	December 2012

1) Swap to convert cashflows of the underlying lease obligations to an annuity profile.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 26    Financial instruments and risk management —   continued

Interest rate options				As of December 31, 2003
Notional Amount	Currency	Receive rate	Pay rate Strike rate %	Length of contract
SEK in millions
1,800	SEK	3 month STIBOR	5.60 – 5.75	October 2005 – June 2006
136	EUR	6 month EURIBOR	5.75	October 2005
472	EUR	6 month EURIBOR	5.5	May 2008 – September 2008
909	EUR	6 month EURIBOR	5.75	January 2005
175	USD	6 month LIBOR	5.5	September 2004
541	USD	3 month LIBOR	pay rate 5.0	September 2004 – June 2005

The following tables are a summary by major currency of the portfolio of debt in respect of which the Company utilizes interest rate swaps and options:

	As of December 31, 2002
Currency	Amount	Maturity	Interest rates %
	(SEK in millions)
SEK	2,514	January 2003 – October 2005	3.95 – 6.39
EUR	3,906	September 2005 – December 2012	3.70 – 5.93
USD	2,585	September 2008 – September 2012	2.28 – 9.63

		As of December 31, 2003
Currency	Amount	Maturity	Interest rates %
	(SEK in millions)
SEK	2,519	February 2004 – October 2005	2.70 – 6.39
EUR	3,371	September 2005 – May 2028	3.07 – 5.52
USD	4,947	January 2004 – December 2012	2.14 – 9.63
GBP	584	January 2028	3.16

Foreign Currency Risk Management

The Company is exposed to the risk of fluctuations in foreign currency exchange rates due to the international nature and scope of its operations. A substantial portion of the Company's revenues and expenses are denominated in the US dollar. The Company's foreign currency risk arises from (i) fluctuations in exchange rates on the value of the Company's sales and purchases in foreign currencies (transaction exposure), (ii) certain financial assets and liabilities (translation exposure when converting such balances to each company's functional currency) and (iii) the Company's investment in foreign subsidiaries' net assets (equity exposure). The Company's policy is to hedge a substantial part of its transaction exposure from future cash flows from firm commitments such as charter vessel contracts as well as anticipated bunker fuel payment obligations. All realized and unrealized gains and losses of hedges of transaction exposures are deferred and recognized in the period the hedged cash flows are received. Management regularly also reviews the Company's assets and liabilities that are denominated in foreign currencies and determines the net amount that is subject to risk of adverse foreign currency fluctuations. The Company's policy is to hedge its translation risk on its net exposures, using foreign exchange contracts.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 26    Financial instruments and risk management —   continued

The Company primarily uses forward exchange contracts and, to a lesser extent, purchased currency options and currency swaps to manage its foreign currency risk.

The following table presents the notional amounts and credit exposure of financial instruments used for foreign currency risk management as of December 31 each year:

(SEK in millions)	2002 Notional amount	2002 Credit exposure	2003 Notional amount	2003 Credit Exposure
Foreign exchange forward contracts	5,791	—	7,045	—
Foreign exchange options	3,961	8	1,209	3

The following table summarizes by major currency the contractual net amounts of the Company's forward exchange and option contracts in Swedish kronor. Foreign currency amounts are translated at rates current at the reporting date. The 'buy' amounts represent Swedish kronor equivalent of commitments or options to purchase foreign currencies, and the 'sell' amounts represent the Swedish kronor equivalent of commitments or options to sell foreign currencies. The forward exchange contracts and currency swaps described in the table below are used by the Company (i) to manage its foreign currency transaction and translation risk with respect to future cash flows from firm charter vessel contracts and anticipated payments for bunker fuels and (ii) to manage its translation risk from net financial assets and liabilities in foreign currencies. The cash flows from the charter vessel contracts are denominated primarily in USD, EUR and GBP whereas payments for bunker fuels are denominated in USD. The Company's borrowings are primarily funded in USD but hedged to the desired effective borrowing currency.

(SEK in millions)	2002 Buy	2002 Sell	2003 Buy	2003 Sell
USD	2,174	—	2,173	—
NOK	—	176	—	116
SEK	—	1,742	—	3,549
DKK	—	377	—	375
EUR	1,224	—	2,394	—
GBP	—	1,103	—	527

Fuel Risk Management

The Company seeks to reduce its risk from changes in the price of bunker fuel, primarily related to the Ferry operations, through a combination of swaps and options. The following table presents the notional amounts and credit exposure of financial instruments used for fuel risk management as of December 31 each year:

(SEK in millions)	2002 Notional amount	2002 Credit exposure	2003 Notional amount	2003 Credit exposure
Bunker fuel swaps	1,348	153	2,091	296
Bunker fuel options	—	—	193	13

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 26    Financial instruments and risk management —   continued

As of December 31, 2003 the term of the contracts range from 3 to 36 months, and as of the same date the full cost of the estimated consumption of various types of bunker fuel was covered for 2004 and approximately 75% for 2005 and 70% for 2006.

Freight rate management

The Company seeks to reduce its risk from changes in the price of tanker freight rates through the use of Freight Forward Agreeements (FFA's). The Company enters into hedge contracts for a portion of the expected freight volume for a period of up to 12 months. The following table presents the notional amounts and credit exposure of financial instruments used for freight rate management as of December 31 each year:

(SEK in millions)	2002 Notional amount	2002 Credit exposure	2003 Notional amount	2003 Credit Exposure
OTC traded swaps	140	—	—	3

As of December 31, 2003 there were no outstanding open positions. Credit exposure relates to closed deals with settlements during the first quarter 2004.

Trading Activities

The Company also buys and sells certain types of derivative financial instruments with the objective of generating profits based on short-term differences in price. Such financial instruments that are not used in the Company's program of interest rate and foreign currency risk management are referred to as 'trading' for purposes of this disclosure. All trading instruments are subject to market risk; the risk that future changes in market conditions may make an instrument less valuable. The Company is a party to a variety of interest rate and foreign currency contracts in its trading activities. A summary of the results of the Company's trading activities on derivative financial instruments is shown below.

	Year ended December 31,
(SEK in millions)	2001 Net gains (losses)	2002 Net gains (losses)	2003 Net gains (losses)
Forward exchange contracts	(2)	25	(5)
Currency options written	20	30	26
Currency options bought	(14)	(10)	(11)
Total currency trading	4	45	10

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 26    Financial instruments and risk management —   continued

The following table summarizes the notional amounts and credit exposure of such instruments as of December 31, each year.

(SEK in millions)	2002 Notional amount	2002 Credit exposure	2003 Notional amount	2003 Credit exposure
Forward exchange contracts	74	—	130	—
Currency options written	88	—	64	—
Currency options bought	46	—	—	—
Interest rate swaps	—	—	222	—
Total	208	—	416	—

The following table presents the fair values of the Company's derivative financial instruments held for trading purposes and the average fair values of such instruments during each year.

(SEK in millions)	2002 Fair Value Year-end	2002 Fair Value Average	2003 Fair Value Year-end	2003 Fair Value Average
Forward exchange contracts	(1)	3	—	(1)
Currency options	(3)	1	(1)	—

Quoted market prices are used as the fair values of financial instruments used or held for trading purposes. If quoted market prices are not available, fair values are estimated on the basis of dealer quotes, pricing models or quoted prices for financial instruments with similar characteristics.

Concentrations of Credit Risk

Credit risk represents the accounting loss that would be recognized at each reporting date if counterparties to contracts failed to perform as agreed. Concentrations of credit risk, whether on or off balance sheet, arise from financial instruments for groups of customers or counterparties when they have similar characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic conditions or other conditions. The Company does not have a significant exposure to any individual customer or counterparty or significant concentrations of credit risk.

Note 27    Fair value of financial instruments

FASB Statement No. 107, "Disclosures about Fair Value of Financial Instruments," requires the disclosure of estimated fair values for all financial instruments, both on- and off-balance sheet, for which it is practicable to estimate fair value. The Company has used a variety of methods and assumptions, which were based on market conditions and risks existing at the time, to estimate the fair value of the Company's financial instruments at December 31, 2002 and 2003. For certain instruments, including cash and cash equivalents, accounts payable and accruals, and short term debt, it was assumed that the carrying amount approximated fair value due to the short maturity of those instruments. Quoted market prices or dealer quotes for the same or similar financial instruments were used to estimate the fair value for marketable securities, long-term investments and long-term debt. Other techniques, such as estimated discounted cash flows, or replacement cost have been used to determine fair value for the remaining financial instruments. The

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 27    Fair value of financial instruments — continued

estimated fair value of the Company's off balance sheet financial instruments are primarily based on settlement values. These values represent the estimated amount that would be received or paid in the event of termination of the contract taking into consideration the current interest rates, the credit worthiness of the counterparties and current foreign currency exchange rates.

	2002	2002	2003	2003
(SEK in millions)	Carrying value	Fair value	Carrying value	Fair value

Assets
Marketable securities	1,076	1,123	2,522	3,238
Receivables	2,226	2,226	1,568	1,568
Short-term investments	323	323	328	332
Liabilities
Long-term debt	9,816	9,816	10,423	10,423
Senior Notes	4,157	4,298	2,699	2,952
Short-term debt	263	263	331	331
Trade accounts payable	569	569	436	436

Derivative financial instruments
Held for trading purposes	—	(4)	—	(1)

Held for purposes other than trading
Interest rate risk management:
Assets	—	(27)	—	(110)
Liabilities	—	—	—	—
Foreign currency risk management:
Assets	—	(53)	—	(44)
Liabilities	—	—	—	—
Bunker risk management:
Assets	—	136	—	295
Liabilities	—	—	—	—

See Note 26 for further details regarding derivative financial instruments.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 28    Personnel

The following table presents the average number of employees of the Company.

	2002		2003
	Total	whereof females	Total	whereof females
Parent Company:
Board, CEO, Executive vice president	3		3
Other employees	11	4	14	6
Subsidiaries in Sweden	3,294	1,360	3,284	1,334
Total Sweden	3,308	1,364	3,301	1,340

Subsidiaries outside of Sweden:
Great Britain	1,643	537	1,593	536
The Netherlands	713	165	701	128
Denmark	190	119	188	122
Ireland	106	38	103	38
Norway	61	43	69	40
Poland	49	36	43	30
Switzerland	6	2	5	1
Germany	7	6	12	10
Brazil	3
Egypt			3
United States	9	4	10	4
India	17		29	9
Shipborne employees	636	6	693	5
Total outside of Sweden	3,440	956	3,449	923

Total group	6,748	2,320	6,750	2,263

"Shipborne employees" refers to drilling and shipping activities, which are performed world wide. For Ferry operations (Stena Line), such persons have been allocated by country. The total number of shipborne employees in Stena Line in 2003 was 3,496, to be compared with 3,532 in 2002.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 28    Personnel —   continued

The following table presents the wages, salaries and other remuneration of the Company.

	2002			2003
(SEK in millions)	Board and CEO	Other employees	Total	Board and CEO	Other employees	Total

Parent Company	6	13	19	6	15	21
Subsidiaries in Sweden	19	787	806	25	812	837
Total Sweden	25	800	825	31	827	858

Subsidiaries outside of Sweden:
Great Britain	11	516	527	13	484	497
The Netherlands	5	216	221	6	238	244
Denmark	1	62	63	1	66	67
Ireland		33	33		33	33
Norway		23	23		29	29
Poland		7	7	1	6	7
Switzerland	3	7	10	2	10	12
Germany		1	1		2	2
Brazil		4	4
Egypt					4	4
United States	2	11	13	2	15	17
India		1	1		1	1
Shipborne employees		329	329		322	322
Total outside of Sweden	22	1,210	1,232	25	1,210	1,235

Total group	47	2,010	2,057	56	2,037	2,093

Total personnel costs	2002			2003
(SEK in millions)	Parent company	Subsidiaries	Total	Parent company	Subsidiaries	Total
Wages, salaries and other remuneration	19	2,038	2,057	21	2,072	2,093
Pension costs	6	176	182	7	239	246
Other social charges	8	229	237	9	260	269
Total	33	2,443	2,476	37	2,571	2,608

For Swedish-flagged ferry vessels employed in international shipping activities, Stena Line has received a subsidy equal to all social security costs and income taxes payable by the employers on behalf of employees who work on board such vessels. The amount of this subsidy in 2003 was SEK 398 million, which has reduced the personnel costs.

Remuneration of Chief Executives

Salaries of SEK 8 million were paid to the Chief Executive Officer and the Executive Vice President in 2003, the same as in 2002. The corresponding pension charges amounted to SEK 4 million in each of 2003 and 2002. The Chief Executive Officer and the Executive Vice President have

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 28    Personnel —   continued

retirement conditions allowing retirement from 60 years of age with a salary of 65% of the salary then valid. The period of notice for the Company is 12 and 24 months, respectively. Severance pay amounts to a maximum of 24 months salary. The board members of Stena AB were paid SEK 0.150 million in 2003, out of which SEK 0.030 million was paid to the Chairman of the board and SEK 0.015 million was paid to each of the Chief Executive Officer and the Executive Vice President. In 2002, the board members were paid SEK 0.105 million, out of which SEK 0.025 million was paid to the Chairman and SEK 0.010 million was paid to each of the Chief Executive Officer and the Executive Vice President.

Note 29    Related party transactions

The Company has entered into various transactions with other companies in the Stena Sphere, which includes the companies wholly owned by the Sten Allan Olsson family in Sweden, Stena Sessan AB ("Sessan") and Stena Metall AB ("Stena Metall") with all its subsidiaries. Another significant company within the Stena Sphere is Concordia Maritime AB ("Concordia") which is 52% owned by Sessan. Shares in Concordia are listed on the Stockholm Stock Exchange. The significant transactions between the Company and its affiliates are described below.

Concordia

Concordia and the Company through Stena Bulk AB ("Stena Bulk"), a wholly owned subsidiary of the Company, are parties to an allocation agreement (the "Allocation Agreement") pursuant to which Concordia may elect to participate 100%, 50% or 0% in business opportunities identified by Stena Bulk relating to the chartering of crude oil tankers. In 2003, this agreement has included charter contracts and the charter of a VLCC, both of which were withdrawn in September 2003. 50% of the income and 50% of the costs for this agreement is included in the Company´s income statement. The net outcome of the agreement was a loss of SEK 17 million in 2001, a gain of SEK 5 million in 2002 and a loss of SEK 5 million in 2003.

In October 1995, an agreement was reached between the Company and Concordia regarding the pooling of results from the operation of Concordia Class vessels. The Company's share of this agreement was a loss of SEK 6 million in 2001 and a gain of SEK 2 million in 2002. This agreement was terminated in July 2002 in connection with the sale of the last remaining VLCC tanker, the Stena Conductor.

The Company provides certain services to Concordia such as administration, marketing, insurance and technical support for Concordia's vessels, including administration of jointly chartered vessels, office and office services for Concordia's personnel and certain financial and other services. The Company earned fees equal to SEK 31 million, SEK 22 million and SEK 19 million in 2001, 2002 and 2003, respectively, for these services.

Concordia has provided ship management services to the Company for the Stena Concordia, the Stena Conductor and the Stena Companion. These vessels were all sold in 2001 and 2002. The Company paid fees equal to SEK 7 million and SEK 4 million in 2001 and 2002, respectively, for these services. Concordia also provides ship management services for the Stena Caribbean and the Stena Calypso, which started their operations in 2002. The Company paid fees of SEK 1 million in 2002 and SEK 2 million in 2003 for these services.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 29    Related party transactions — continued

Sessan

Since June 1999, the Company has served as the business manager for Sessan for its 50% participation in a Norwegian partnership that owns the shuttle tanker Stena Sirita that is chartered pursuant to a 10-year contract to ESSO Norway. In 2003, the Company also became the business manager for Sessan for its 50% participation in the shuttle tanker Stena Spirit that is chartered pursuant to a 15-year contract to Petrobras in Brazil. The Company earned total fees of SEK 1 million in each of the years 2001, 2002 and 2003 for these services.

In 2001 and 2002, Sessan acquired all shares in the shipping company HH Ferries in the south of Sweden. The acquistion was partly financed by an interest bearing credit facility from the Company. As of December 31, 2003, DKK 201 million was outstanding under this facility.

In December 2002, the Company sold to Sessan the remaining 50% of the RoPax vessel Stena Jutlandica. Sessan acquired the first 50% of this vessel from the Company in 1996. The sale in 2002 was made at market price and resulted in a gain for the Company of SEK 23 million. The sale was partly financed by an interest bearing loan to Sessan from the Company of SEK 33 million, to be repaid in 3 years. The vessel is chartered back as an operating lease, for which the Company in 2003 paid charterhires of SEK 61 million.

In 2003, the Company granted an interest bearing loan of SEK 10 million to Sessan to finance the acquisition of shares in an external company.

Stena Metall

The Company provides management and other services to Stena Metall. In 2001 and 2002, the Company received SEK 3 million a year and in 2003 SEK 1 million for such services. The Company purchases bunker fuel from Stena Metall; such purchases aggregated SEK 729 million, SEK 792 million and SEK 749 million in 2001, 2002 and 2003, respectively.

In January 2001, the Company acquired 4,621,562 shares in Stena Line from Stena Metall at a total cost of SEK 37 million, representing 7.52% of the equity and 28.65% of the votes of Stena Line.

In connection with the delivery from the shipyard in March 2004 of the RoRo vessel Chieftain, the vessel was sold to Stena Metall at market rate and chartered back on a long-term operating lease.

Olsson Family

The Company rents office space from members of the Olsson family. In 2001, 2002 and 2003, the Company paid SEK 23 million, SEK 27 million and SEK 28 million, respectively, in respect of such properties.

The Company manages certain properties owned by members of the Olsson family. In 2001, 2002 and 2003, members of the Olsson family paid the Company SEK 8 million, SEK 9 million and SEK 10 million, respectively, for such management services.

The Company has agreed to pay Sten A. Olsson and Dan Sten Olsson an annual indexed retirement benefit for life.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 30    Subsequent events

(a) The first of the Panamax vessels ordered from a shipyard in China, the Stena Companion was delivered in January 2004. The sister vessel Stena Compatriot was delivered in April 2004. The investment in these two vessels has been made together with the Norwegian company Fram Shipping (25%). In February 2004, the first product tanker, the Stena Concord, was delivered from the shipyard in Croatia, followed by the Stena Consul in late March. In March 2004, a 10 year charter with the Russian company Progetra was signed regarding the two Aframax vessels ordered in Korea.

In February and March 2004, additional shares were bought in the Swedish property company Drott for SEK 452 million. Together with prior purchases, the Company has invested SEK 1,526 million in Drott shares representing approximately 14% of the outstanding shares. At the end of March 2004, the shareholders of Drott approved the distribution to shareholders of a new company, Bostads AB Drott, that would focus on residential properties. As a result of the investment in Drott, as of April 30, 2004, the Company owned approximately 14% of the new residential property company and 14% of the existing company, now named Fabege AB, which will focus on commercial properties. In late March 2004, the Company acquired properties for SEK 560 million and sold properties for SEK 49 million in the south of Sweden. Properties were also acquired in The Netherlands for SEK 90 million.

The ferry vessel Stena Nautica had an accident in February 2004, when it was hit by another vessel at sea on its route from Grenaa to Varberg. No people were injured but the damages to the ship were major. After repair work at the shipyard, the vessel is scheduled to return to operation in May 2004. The damages were sufficiently covered by insurance.

In early March 2004, the Company entered into an agreement with P&O to acquire the ferry route Fleetwood-Larne in the Irish Sea together with 3 vessels operating the same route. In addition, the Company agreed to acquire from P&O another two Ropax vessels, the European Envoy and the European Ambassador. The earlier agreement with P&O, announced in spring 2003 and also including the ferry route Liverpool-Dublin, was terminated after UK competition authorities objected to the transaction.

In early March 2004, an agreement was made by Stena Adactum to acquire a Swedish retail chain store in the flower and plant business for SEK 180 million.

We have conducted a review of the estimated useful lives of our vessels. As a result of this review, we have established new useful lives for both existing and future vessels as follows, effective January 1, 2004: RoRo vessels and tankers are depreciated over 20 years instead of 15 years; and the useful life of certain old ferries and drilling rigs has been extended. The effect of these revisions is estimated to reduce depreciation expense in 2004 by approximately SEK 255 million.

(b) Exchange or Fabege AB Shares (Unaudited)

On May 10, 2004, the Company exchanged with another shareholder a portion of its shares in Fabege AB for shares in Bostads AB Drott. As a result of this transaction, as of May 10, 2004, the Company owned approximately 29.3% of the outstanding shares of Bostads AB Drott and approximately 9.0% of the outstanding shares of Fabege AB (representing approximately 8.9% of its voting stock).

Note 31    US GAAP information

The accompanying consolidated financial statements have been prepared in accordance with Swedish GAAP which differs in certain significant respects from US GAAP. The following is a

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 31    US GAAP information — continued

summary of the adjustments to net income and stockholders' equity that would have been required if US GAAP had been applied instead of Swedish GAAP in the preparation of the consolidated financial statements.

	Year ended December 31,
(SEK in millions)	2001	2002	2003
Net income under Swedish GAAP	1,410	1,031	519
Adjustments to reconcile to US GAAP:
Disposal of assets (a)	30	11	5
Depreciation of properties (b)	(49)	(50)	(54)
Leases (c)	(4)	—	—
Investments in securities (d)	(48)	107	(118)
Investment subsidies (e)	2	2	2
Financial instruments (f)	(268)	200	33
Purchase accounting Stena Line (g)	(243)	(114)	(86)
Investment in P&O Stena Line (h)	(5)	242	—
Pensions (i)	21	58	16
Deferred costs (j)	—	—	(48)
Capital lease transaction (k)	—	—	(28)
Others	27	26	24
Tax effect of US GAAP adjustments	69	(100)	51
Net income under US GAAP	942	1,413	316

	As of December 31,
(SEK in millions)	2002	2003
Stockholders' equity under Swedish GAAP	11,589	11,470
Adjustments to reconcile to US GAAP:
Disposal of assets (a)	(90)	(85)
Depreciation of properties (b)	(319)	(372)
Investments in securities (d)	39	672
Investment subsidies (e)	(17)	(16)
Financial instruments (f)	71	104
Purchase accounting Stena Line (i)	(212)	(297)
Pensions (i)	(380)	(326)
Deferred costs (j)	—	(43)
Capital lease transaction (k)	—	(28)
Investment in 2003 VIE (l)	—	5
Others	(104)	(74)
Tax effect of cumulative US GAAP adjustments	94	(56)
Stockholders' equity under US GAAP	10,671	10,954

Those differences which have a material effect on consolidated net income and stockholders' equity are described as follows:

(a)	Disposal of assets — Disposed assets may have different carrying values under US GAAP resulting in a different gain or loss on disposal than under Swedish GAAP. After consolidation of Stena Line as of October 31, 2000, this includes gains on sales of certain vessels to Stena Line in 1988 to 1995, which under Swedish GAAP have been eliminated to the extent of the Company´s 46% investment. For US GAAP purposes, the Company eliminates all of such gains.

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 31    US GAAP information — continued

(b)	Depreciation of properties — Under Swedish GAAP, properties in the Company's real estate operations are depreciated at 1%. Under US GAAP, all properties are depreciated over their estimated useful lives. For US GAAP purposes, depreciation for the real estate properties is based on periods of 50 years.
(c)	Leases — Under Swedish GAAP, certain leases are recorded as operating leases and rent expense is recognized in the income statement. Under US GAAP, any lease that meets one of four specific criteria are capitalized. Leases that are capitalized for US GAAP purposes record the leased asset and the corresponding lease obligation at inception. The asset is depreciated over its estimated useful life or the lease term, whichever is shorter, and interest expense is recorded on the lease obligation. Under Swedish GAAP, certain gains or losses that result from the sale of property that is subsequently leased back are recorded currently in the income statement. Under US GAAP, such gains and losses are deferred and recognized into income over the life of the corresponding lease.
(d)	Investments in securities — Under Swedish GAAP, investments in marketable securities are recorded at either cost or the lower of cost or market. Under US GAAP, all of the Company's investments in debt securities and equity securities with a readily determinable fair value are classified as either trading or available for sale and carried at market value. Changes in the market value of 'available for sale' securities are recorded as a separate component of equity, net of applicable deferred taxes. Also under US GAAP, the difference between the acquisition cost of investments in debt securities, including convertible securities, and their redemption value is amortized as an adjustment of the effective yield of the debt security.
For US GAAP purposes, the movement in the unrealized holding gain (loss) of investments classified as available for sale amounted to SEK (90) million and SEK 547 million for the years ended December 31, 2002 and 2003, respectively. The accumulated effect of SFAS 115 included in the US GAAP equity amounted to SEK (90) million and SEK 457 million for the years ended December 31, 2002 and 2003, respectively.
(e)	Investment subsidies — Under Swedish GAAP, government investment subsidies related to the financing of vessels are recorded as income upon receipt of cash. Under US GAAP, investment subsidies are netted against the cost of the vessel effectively reducing depreciation expense over the economic useful life of the vessel.
(f)	Financial instruments — Under Swedish GAAP, unrealized gains and losses on forward exchange contracts and foreign currency options which hedge future cash flows are deferred and recognized only when realized. Under US GAAP, unrealized gains and losses on forward exchange contracts and foreign currency options which do not qualify for hedge accounting treatment would be recognized as income or loss when they occur. Effective January 1, 2001, the Company adopted SFAS No.133 "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Transactions, an Amendment to FASB Statement No. 133". These statements establish accounting and reporting standards requiring that derivative instruments be recorded on the balance sheet at fair value as either assets or liabilities, and requires the company to designate, document and assess the effectiveness of a hedge to qualify for hedge accounting treatment. The Company uses derivative instruments to hedge the value of the Groups' financial position. Management has concluded that none of the Groups' hedges of financial exposure qualify for hedge accounting under US GAAP during 2003. In accordance

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 31    US GAAP information — continued

with US GAAP, all outstanding derivative instruments are therefore valued at fair value. The gains and losses that thereby arise are included when calculating income.
(g)	Purchase accounting Stena Line — For US GAAP purposes, the acquisition of the additional 12% of Stena Line in October 2000 should be accounted for as a step acquisition. Thus, for US GAAP purposes, the Company´s carrying value of its prior 46% interest in Stena Line does not change; that is, carryover basis is used for that portion of the investment in Stena Line. Under step acquisition accounting, the additional 12% tranche of Stena Line acquired in 2000 would be recorded at fair value based upon the purchase price paid for shares of Stena Line of SEK 8 per share. In connection with the Company's offer for shares of Stena Line, the Company also agreed to repurchase the outstanding Senior Notes of Stena Line for 80% of their redemption value. The difference between the book value of those Senior Notes and the reacquisition price paid by the Company was SEK 658 million. That price paid by the Company to acquire the Senior Notes is deemed to be the fair value of the Notes due to the proximity of the two transactions. The excess of the carrying value of these notes over their fair value represents negative goodwill resulting from the acquisition of Stena Line by the Company. Under Swedish GAAP, such negative goodwill is amortized to the income statement in accordance with a predetermined plan. However, for US GAAP purposes, the excess of the fair value of an acquired business over its purchase price (i.e., negative goodwill) is applied as a reduction of the carrying value of acquired long-lived assets. The reduction of the carrying value of the acquired Stena Line long-lived assets results in a lower depreciation expense for US GAAP purposes on the Stena Line long-lived assets, primarily vessels, as compared to Swedish GAAP. The reduction in depreciation expense amounted to SEK 45 million for each of the years ended December 31, 2002 and 2003, respectively.
(h)	Investment in P&O Stena Line — Under Swedish GAAP, the book value of the net assets contributed to P&O Stena Line represents the Company´s investment in the joint venture. Under US GAAP, the 1997 charge of SEK 165 million represented the excess of the book value over the estimated fair value at December 31, 1997. During 1998 a further charge of SEK 88 million was recorded due to Stena Line´s obligation to fund an amount of losses up to GBP 6.25 million from sale of vessels within P&O Stena Line. This difference results in different amounts of goodwill amortization between Swedish GAAP and US GAAP. P&O Stena Line was sold in August 2002.
(i)	Pensions — For Swedish GAAP purposes, pension expense for defined benefit pension plans is based on actuarial computations. Under US GAAP, the determination of pension expense for defined benefit pension plans is made pursuant to Statement of Financial Accounting Standard, "Employees´ Accounting for Pensions SFAS No. 87". SFAS 87 is more prescriptive than Swedish GAAP in that it requires the use of a specific actuarial method (the projected unit credit method). Also under SFAS 87, under certain circumstances, a minimum liability is recorded with a corresponding intangible asset and/or reduction of shareholders´ equity for plans that are underfunded. The adjustment for minimum liability recorded as of December 31, 2003 amounts to SEK 408 million.
(j)	Deferred costs — The company was party to litigation regarding a claim by Statoil, the charterer of the Stena Don, pertaining to the delivery of the rig. The company had initiated a lawsuit against Statoil in May 2003 in relation to the use and payment for additional variable deckload, insurance payments and certain matters in relation to the dayrates and use of

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 31    US GAAP information — continued

certain equipment. In October 2003, the Company reached a settlement with Statoil. The settlement resulted in the resolution of amounts that had been previously invoiced by the Company but had not been paid by Statoil. The Company agreed to withdraw its legal claims against Statoil. Under Swedish GAAP, costs that are related to long-term contracts of long-lived assets may be capitalized and amortized over the life of the related contract if the costs are related to the maintenance of the contract and can be recovered from the cash flow of the contract. For US GAAP purpose, the costs incurred as a result of amounts that were not recoverable in the ultimate settlement with Statoil must be expensed.
(k)	Capital lease transaction — Since 1996, the Company had leased certain vessels from two special purpose leasing entities. The leases were each accounted for as a capital lease and accordingly, the Company recorded an asset and a corresponding lease obligation on its balance sheet for both Swedish and US GAAP. In December 2003, the Company acquired the special purpose leasing entities for consideration of GBP 7 million. The leasing entities acquired by the Company had existing bank indebtedness of GBP 105 million which pursuant to the share purchase agreements the Company was obliged to procure repayment, and a deferred tax liability of GBP 45 million. The Company immediately paid the bank indebtedness. Also in December 2003, the Company transferred the vessels to a wholly owned subsidiary which, pursuant to existing law, increased the tax basis of the vessels and reduced the associated deferred tax liability.
In March 2004, proposed changes to existing tax law were announced in the United Kingdom which, if enacted, would essentially eliminate the realization of tax benefits from such inter-company transfers of assets. Under Swedish GAAP, proposed changes in tax law must be taken into consideration when determining whether a deferred tax liability should be recognized. Since the Company believes that it is probable that the tax law will restrict its ability to reduce its deferred tax liability in future periods, the full amount of the deferred tax liability has been recognized in the December 31, 2003 consolidated balance sheet under Swedish GAAP. Under US GAAP, the effect of a change in tax law is only recognized in the period of enactment. Accordingly, for US GAAP purposes, the deferred tax liability at December 31, 2003, has been reduced in accordance with the provisions of the relevant tax law in effect at that date. The effect of the reduction of the deferred tax liability is recorded as an adjustment to the carrying value of the vessel for US GAAP purposes which creates a book basis difference in the vessel when compared to Swedish GAAP. In future periods, the reduction of the carrying value of the vessels will result in lower depreciation expense for US GAAP purposes as compared to Swedish GAAP. In addition, approximately SEK 28 million of costs associated with the establishment of the post-acquisition structure were capitalized for Swedish GAAP. Under US GAAP, such costs are considered to be period costs and are expensed as incurred.
(l)	Investment in 2003 VIE — In August 2003, the Company purchased $40 million (SEK 288 million) in participating term notes in an entity, that was formed for the limited purpose of investing primarily in bank loans and other eligible assets (the 2003 VIE). Under Swedish GAAP the investment is accounted for in accordance with the equity method, i.e. one-line consolidation. Under US GAAP, the 2003 VIE is a variable interest entity as defined by FASB Interpretation No 46, "Consolidation of Variable Interest Entities" (FIN 46) for which Stena is deemed to be the primary beneficiary. Accordingly, the 2003 VIE is consolidated for US GAAP purposes. The impact of the consolidation of the 2003 VIE increased assets by approximately

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 31    US GAAP information — continued

$100 million (SEK 719 million) and liabilities by approximately $96 million (SEK 687 million). The difference in the results of operations of the 2003 VIE between Swedish GAAP and US GAAP was insignificant.

Note 32    Additional US GAAP Disclosures

Certain disclosures and financial statement classifications required under US GAAP and the US Securities and Exchange Commission rules and regulations would be different from the amounts disclosed on a Swedish GAAP basis. The following information is presented on a US GAAP basis for US GAAP presentation purposes.

(a)	Income Taxes

The net deferred tax liability of the Company computed on a US GAAP basis consists of the following:

	As of December 31,
(SEK in millions)	2002	2003
Deferred tax liabilities:
Property, vessels and equipment	1,658	1,906
Investments	112	265
Provisions	173	232
Total deferred tax liabilities	1,943	2,403
Deferred tax assets:
Property, vessels and equipment	122	228
Tax loss carryforwards	2,055	1,520
Investments	45	59
Provisions	247	122
Other	12	26
Less deferred tax assets not recognized	(1,007)	(544)
Net deferred tax assets	1,474	1,411
Net deferred tax liability under US GAAP	469	992

(b)	Long-term Debt

For Swedish GAAP purposes, certain borrowings that have formal repayment dates in the next year have been classified as long-term because the Company intends to refinance those borrowings on a long-term basis. See Note 20. Those borrowings which amount to SEK 5,138 million and SEK 3,647 million at December 31, 2002 and 2003 respectively would be classified as short-term in a US GAAP consolidated balance sheet.

(c)	Comprehensive Income

The Company has adopted Statement of Financial Accounting ("SFAS") No. 130, "Reporting Comprehensive Income", which establishes standards for the reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 32    Additional US GAAP Disclosures — continued

income generally encompasses all changes in stockholders's equity (except those arising from transactions with the owners) and includes net income (loss), net unrealized capital gains or losses and available for sale securities and foreign currency translation adjustments. Comprehensive income in accordance with US GAAP for the year ended December 31, 2002 and 2003 was SEK 371 million and SEK 348 million, respectively.

(d)	Cash payments

Cash paid for interest and taxes was as follows:

	Year ended December 31,
(SEK in millions)	2001	2002	2003
Interest	1,153	1,014	840
Income taxes paid	4	117	32

(e)	Pensions

The Group has certain Swedish and British pension arrangements that are not multiemployer or non-participating insurance arrangements that are funded through payments to a separate pension foundation. For Swedish GAAP purposes, pension expense for defined benefit pension plans is based on actuarial computation. The net periodic pension expense and the vested benefit obligation have also been determined for US GAAP purposes on the basis that would result if all employees are separated immediately. The accounting for pension plans in accordance with Swedish GAAP is different from the accounting and disclosure requirements of SFAS No. 87 "Employers Accounting for Pensions" and SFAS No. 132 "Employers Dislosure about Pensions and Other Post-retirement Benefits."

Pension cost, on the defined benefit plans, calculated in accordance with US GAAP includes the following:

	Year ended December 31,
(SEK in millions)	2001	2002	2003
Service cost	48	41	42
Interest cost	125	128	119
Expected return on plan assets	(156)	(161)	(117)
Net amortization and deferral	5	(12)	44
Net periodic pension cost	22	(4)	88

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 32    Additional US GAAP Disclosures — continued

The changes in benefit obligation are as follows:

	As of December 31,
(SEK in millions)	2002	2003
Benefit obligation at beginning of year	2,365	2,115
Service cost	42	42
Interest cost	124	117
Plan amendment	89	—
Actuarial gain (loss)	(209)	193
Benefit paid	(103)	(102)
Translation difference	(193)	(42)
Benefit obligation at end of year	2,115	2,323
Funded status	(2,115)	(2,323)
Additional minimum liability	552	488
Amounts recognized in the consolidated balance sheets as accrued pension liability	2,667	2,811

The change in fair value of plan assets are as follows:

	As of December 31,
(SEK in millions)	2002	2003
Asset at beginning of year	2,493	1,760
Actual return on plan assets	(419)	273
Company contributions	1	3
Members contributions	1	—
Benefits paid	(102)	(107)
Translation difference	(214)	(12)
Assets at end of year	1,760	1,917

Minimum liability

	As of December 31,
(SEK in millions)	2002	2003
Accumulated benefit obligation	1,949	1,956
Fair value of plan assets	(1,761)	(1,751)
Unfunded accumulated benefit obligation	188	205
Net amount recognized in statement of financial position	364	283
Additional minimum liability	552	488
Unrecognized prior service cost	(96)	(80)
Adjustment to shareholders' equity	456	408

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 32    Additional US GAAP Disclosures — continued

Assumptions used in the calculation of pension obligations are as follows:

(SEK in millions)	2001	2002	2003
Weighted discount rate	5.5-5.8%	5.5%	5.4-5.5%
Expected long-term rate of return on assets	7.0%	7.0%	6.7%
Rates of increase in compensation levels	4.5%	4.5%	3.75%

(f)	Consolidation of Variable Interest Entity

As more fully described in Notes 31(l) and 32(g), the investment in the 2003 VIE is consolidated for US GAAP purposes. Further information regarding the underlying assets and liabilities of the 2003 VIE that are consolidated for US GAAP purposes is as follows:

US GAAP:	SEK
Investments principally in loans	986
Other assets	21

Revolving line of credit	356
Other liabilities	331

The results of operations for the 2003 VIE were not significant.

The investment in the 2003 VIE is classified as a component of noncurrent marketable securities for Swedish GAAP purposes and amounted to SEK 288 million at December 31, 2003.

(g)	Recent issued U.S. accounting standards

In January 2003, FASB released FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46). This interpretation changes the method of determining whether certain entities, including securitization entities, should be included in a company's consolidated financial statements. An entity is subject to FIN 46 and is called a variable interest entity (VIE) if it has (1) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) equity investors that cannot make significant decisions about the entity's operations, or that do not absorb the expected losses or receive the expected returns of the entity. All other entities are evaluated for consolidation in accordance with SFAS No. 94, "Consolidation of All Majority-Owned Subsidiaries" (SFAS 94). A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that has a majority of the expected losses or a majority of the expected residual returns or both. A VIE includes entities that previously were referred to as Special Purpose Entities (SPEs).

In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities" (FIN 46R) which replaces FIN 46. We are required to apply FIN 46 or FIN 46R to VIE's created after January 31, 2003 by the end of the first reporting period that ends after December 15, 2003. We are required to apply FIN 46R to all entities no later than the first reporting period that ends after March 15, 2004. For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and noncontrolling interest of the VIE would be initially measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized

Stena AB and consolidated subsidiaries
Notes to consolidated financial statements  — continued

Years ended December 31, 2001, 2002 and 2003

Note 32    Additional US GAAP Disclosures — continued

interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and noncontrolling interest of the VIE. FIN 46R also mandates new disclosures about VIEs.

In December 2002 we acquired certain interests in a VIE (the "2002 VIE"). At this time, it is reasonably likely that we will be required to consolidate the 2002 VIE under US GAAP. The impact of the consolidation of the 2002 VIE under US GAAP would increase assets and liabilities as of December 31, 2003 by approximately $264 million. The 2002 VIE was formed for the limited purpose of investing primarily in high yield securities and certain other eligible assets funded from the issuance by the 2002 VIE of approximately $267 million of senior secured and subordinated secured notes, and $8 million of mandatorily redeemable preference shares. We believe that our maximum exposure to loss as a result of our association with the 2002 VIE is limited to approximately $33.1 million, which consists of our investment in certain tranches of debt issued by the 2002 VIE and the mandatorily redeemable preference shares.

We have applied FIN 46 to a second VIE which was formed in August 2003 (the "2003 VIE") and we have consolidated that VIE for US GAAP purposes as of December 31, 2003. The impact of the consolidation of the 2003 increased assets by approximately $100 million (SEK 719 million) and liabilities by approximately $96 million (SEK 687 million). The difference in the results of operations of the 2003 VIE between Swedish GAAP and US GAAP was insignificant. To date the 2003 VIE has been funded by bank loans and equity contributions by us and a third party. The 2003 VIE was formed for the limited purpose of investing primarily in bank loans. We believe that our maximum exposure to loss as a result of our association with the 2003 VIE is limited to approximately $40 million (SEK 288 million). The investments in the 2002 VIE and the 2003 VIE are held by an unrestricted subsidiary.

On May 15, 2003, the FASB issued FASB Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. We are currently evaluating the impact of adopting Statement 150 on our financial statements.

Stena AB and consolidated subsidiaries
Supplemental consolidated income statements – Restricted Group
Years ended December 31, 2001, 2002 and 2003
(Unaudited)

	Year ended December 31,
(In millions)	2001	2002	2003	2003
	SEK	SEK	SEK	$(1)
Revenues:
Ferry operations	7,909	8,486	8,597	1,195
Net gain (loss) on sale of vessels	(16)	20	50	7
Total ferry operations	7,893	8,506	8,647	1,202
Drilling	1,702	2,079	1,601	222
Shipping	2,498	1,812	2,242	312
Net gain on sale of vessels	171	28	64	9
Total shipping	2,669	1,840	2,306	321
Other	24	23	11	1
Total revenues	12,288	12,448	12,565	1,746
Direct operating expenses:
Ferry operations	(6,223)	(6,264)	(6,443)	(895)
Drilling	(544)	(949)	(810)	(113)
Shipping	(1,748)	(1,451)	(1,698)	(236)
Other	(26)	(13)	(9)	(1)
Total direct operating expenses	(8,541)	(8,677)	(8,960)	(1,245)
Selling and administrative expenses	(1,360)	(1,397)	(1,448)	(201)
Non-recurring items	18	—	—	—
Depreciation and amortization	(1,552)	(1,703)	(1,667)	(232)
Total operating expenses	(11,435)	(11,777)	(12,075)	(1,678)
Income from operations	853	671	490	68
Share of affiliated companies' results	131	51	—	—
Gain on sale of affiliated company	—	601	—	—
Financial income and expense:
Dividends received	5	15	7	1
Gain (loss) on securities, net	107	(77)	138	19
Interest income	112	207	122	17
Interest expense	(671)	(773)	(585)	(82)
Foreign exchange gains (losses), net	(74)	28	36	5
Other financial income (expense), net	159	32	(18)	(2)
Total financial income and expense	(362)	(568)	(300)	(42)
Minority interest	4	1	2	—
Income before taxes	626	756	192	26
Income taxes	625	99	82	12
Net income	1,251	855	274	38

(1)	Amounts in US dollars have been translated, solely for the convenience of the reader, at an exchange rate of $1.00 = SEK 7.1950, the Noon Buying Rate on December 31, 2003.

Stena AB and consolidated subsidiaries
Supplemental consolidated balance sheets – Restricted Group
December 31, 2002 and 2003
(Unaudited)

	Year ended December 31,
(In millions)	2002	2003	2003
	SEK	SEK	$(1)
Assets:
Noncurrent assets:
Intangible assets	14	11	2
Tangible fixed assets:
Property, vessels and equipment	16,860	15,927	2,214
Financial fixed assets:
Marketable securities	1,076	315	44
Other noncurrent assets	2,002	2,538	352
Total noncurrent assets	19,952	18,791	2,612
Current assets:
Inventories	238	235	33
Receivables	2,209	1,538	214
Intercompany accounts	162	1,522	211
Prepaid expenses and accrued income	849	856	119
Short-term investments	321	327	45
Cash and cash equivalents	1,880	1,623	226
Total current assets	5,659	6,101	848
Total assets	25,611	24,892	3,460
Stockholders' equity and liabilities:
Stockholders' equity:
Capital stock	5	5	5
Reserves	11,718	11,528	1,598
Total stockholders' equity	11,723	11,533	1,603
Provisions:
Deferred income taxes	449	838	116
Other	300	183	26
Total provisions	749	1,021	142
Noncurrent liabilities:
Long-term debt:
Property	31	28	4
Other	5,149	5,523	768
Senior Notes	4,157	2,699	375
Capitalized lease obligations	499	1,329	185
Other noncurrent liabilities	115	145	20
Total noncurrent liabilities	9,951	9,724	1,352
Current liabilities:
Short-term debt:
Property	1	2	—
Other	231	311	43
Capitalized lease obligations	21	44	6
Trade accounts payable	506	357	50
Accrued costs and prepaid income	1,603	1,576	219
Income tax payable	74	28	4
Other current liabilities	752	296	41
Total current liabilities	3,188	2,614	363
Total stockholders' equity and liabilities	25,611	24,892	3,460

(1)	Amounts in US dollars have been translated, solely for the convenience of the reader, at an exchange rate of $1.00 = SEK 7.1950, the Noon Buying Rate on December 31, 2003.

Stena AB and consolidated subsidiaries
Supplemental consolidated statements of cash flows – Restricted Group
Years ended December 31, 2001, 2002 and 2003
(Unaudited)

(In millions)	2001	2002	2003	2003
	SEK	SEK	SEK	$(1)
Net cash flows from operating activities:
Net income	1,251	855	274	38
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,552	1,703	1,667	232
Share of affiliated companies' results	(131)	(51)	—	—
(Gain) on sale of affiliated company	—	(601)	—	—
(Gain)/loss on sale of subsidiary	5	—	—	—
(Gain)/loss on sale of property, vessels and equipment	(153)	(48)	(114)	(16)
(Gain)/loss on securities, net	(107)	77	(138)	(19)
Unrealized foreign exchange (gains)/losses	56	413	257	35
Deferred income taxes	(691)	(138)	(114)	(16)
Minority interests	(4)	(1)	(2)	—
Other non cash items	(392)	(2)	139	19
Net cash flows from trading securities	(227)	44	11	2
Changes in assets and liabilities, net of effects of dispositions of businesses:
Receivables	(409)	(306)	543	76
Prepaid expenses and accrued income	32	34	(29)	(4)
Inventories	24	11	(1)	—
Intercompany accounts	48	120	(811)	(113)
Trade accounts payable	250	148	(117)	(16)
Accrued costs and prepaid income	(314)	(284)	29	4
Income tax payable	52	(112)	(35)	(5)
Other current liabilities	70	(35)	(465)	(65)
Net cash provided by operating activities	912	1,827	1,094	152
Net cash flows from investing activities:
Cash proceeds from sale of property, vessels and equipment	566	653	738	103
Capital expenditure on property, vessels and equipment	(2,558)	(1,840)	(2,860)	(398)
Purchase of subsidiary net of cash acquired	(212)	—	—	—
Proceeds from sale of subsidiary	499	—	—	—
Proceeds from sale of affiliated company	—	2,711	—	—
Proceeds from sale of securities	948	557	869	121
Purchase of securities	(675)	(735)	(707)	(98)
Increase of noncurrent assets	(100)	(39)	(190)	(27)
Decrease of noncurrent assets	695	22	—	—
Other	(82)	(238)	(151)	(21)
Net cash (used in)/provided by investing activities	(919)	1,091	(2,301)	(320)
Net cash flows from financing activities:
Proceeds from issuance of debt	2,560	2,633	1,795	250
Principal payments on debt	(5,030)	(4.416)	(4,273)	(594)
Net change in borrowings on line-of-credit agreements	3,522	(1,256)	(1,242)	173
New capitalized lease obligations		343	1,167	162
Principal payments on capitalized lease obligations	(57)	(301)	(64)	(9)
Net change in restricted cash accounts	133	(10)	1,695	236
Other financing activities	79	(166)	(553)	(77)
Net cash provided by/(used in) financing activities	1,207	(3,173)	1,009	141
Effect of exchange rate changes on cash and cash equivalents	16	4	(59)	(8)
Net change in cash and cash equivalents	1,216	(251)	(257)	(35)
Cash and cash equivalents at beginning of year	915	2,131	1,880	261
Cash and cash equivalents at end of year	2,131	1,880	1,623	226

(1)	Amounts in US dollars have been translated, solely for the convenience of the reader, at an exchange rate of $1.00 = SEK 7.1950, the Noon Buying Rate on December 31, 2003.

OPERATING AND FINANCIAL REVIEW

The following discussion and analysis should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto. The Consolidated Financial Statements have been prepared in accordance with Swedish GAAP which differs in certain significant respects from US GAAP. For a discussion of the significant differences between Swedish GAAP and US GAAP and a reconciliation of net income and stockholders equity from Swedish GAAP to US GAAP, see Note 31 to the Notes to the Company's Consolidated Financial Statements.

The Company generates revenue primarily from its ferry operations, chartering out its Roll-on/Roll-off vessels, tankers and drilling rigs, managing tankers, selling vessels and from real estate rents. The period from June through September is the peak travel season for passengers in the Company's ferry operations. Chartering activities are not significantly affected by seasonal fluctuations, but variations over the year may occur, among other things, as a consequence of vessel utilization rates, dry-docking and charter rates. Any sale or acquisition of vessels, drilling rigs and real estate also may have an impact on the Company's results in each period.

Significant Events

In August 2002, Stena Line sold its 40% interest in P&O Stena Line to P&O for approximately £152 million in cash. In connection with the sale, P&O also paid Stena Line £30 million for repayment of an outstanding loan to P&O Stena Line and Stena Line received approximately £11 million relating to dividends and interest. The proceeds of the sale were used to repay borrowings under revolving credit facilities. Stena Line also purchased from P&O North Sea Ferries Limited three ships which operated on P&O's Felixstowe-Rotterdam freight route for approximately £12 million.

The first of the RoPax vessels ordered from a shipyard in Korea, the Stena Britannica, was delivered in January 2003 and entered service for Stena Line on the Harwich-Hook van Holland route in February. The vessel with the same name previously used on that route was sold to Finnlines in March 2003. The remaining RoPax newbuilding from Korea was delivered in May 2003 and entered service for Stena Line on the Irish Sea as the Stena Adventurer in July 2003. These two vessels were financed by new finance leases on delivery.

In November 2003, the Company sold two RoRo vessels used in its ferry operations, the Stena Carrier and the Stena Freighter. The conventional fast ferry Stena Lynx III, that was previously on charter, was acquired in December 2003.

In October 2003, the Company agreed with P&O to establish a joint venture to acquire the Port of Cairnryan in Scotland from P&O for a total purchase price of £22 million. The Company and P&O will have equal control of the joint venture and share equally in its profits. The port is to be redeveloped to provide separate port facilities for Stena and P&O and each party will pay port user fees to the joint venture. The Company's acquisition and the redevelopment of the port will be principally financed with borrowings by the joint venture with Stena and P&O, each providing approximately 5% of the acquisition and redevelopment costs by way of equity funding of the joint venture. The completion of the transaction is conditioned upon, among other things, finalizing construction designs for the redevelopment of the port, negotiating construction contracts related thereto, obtaining financing on satisfactory terms and obtaining necessary permits from Scottish planning and environmental authorities.

In April 2003, the RoRo vessel Stena Clipper was sold to a third party and a RoRo vessel, the Oihonna, was acquired from Finnlines. The Oihanna was sold to a third party on delivery and chartered back to the Company. The vessel has been renamed Vasaland and has entered a long-term charter with Finnlines. The Company also chartered a RoPax ferry, the Svealand, and chartered it out on a long term basis to Scandlines AS.

In April 2003, the second RoRo newbuilding from China, the Stena Forecaster, was delivered from the shipyard. After final completion, the vessel was chartered to a third party in June. In August 2003, the third and final RoRo newbuilding from China, the Stena Forerunner, was delivered from the shipyard. After final completion, the vessel was chartered to a third party in October 2003.

In April 2003, the Company entered into agreements to build two Panamax tanker vessels at a shipyard in China for delivery in 2005 and 2006. In June 2003, the Company entered into agreements to build two Aframax tanker vessels at a shipyard in Korea for delivery in 2005 and 2006, respectively. In September 2003, the Company entered into agreements to purchase four product tankers under construction in Croatia for delivery in 2004 and 2005.

In 2003, the Company invested SEK 288 million in properties, including SEK 128 million to purchase additional properties in Sweden and SEK 32 million to purchase additional properties in the south of France and SEK 128 million in improvements to existing properties. The Company also sold properties in Sweden and in Germany for SEK 441 million. The Company also invested an aggregate of SEK 1,074 million in shares in the Swedish property company Drott AB (publ) "Drott". As of December 31, 2003, the Company's shares in Drott represented approximately 10% of Drott's outstanding shares.

In January 2003, the Company redeemed the remaining outstanding 10½% Senior Notes due 2005 for an aggregate redemption price of $105.7 million. As of December 31, 2002, the Company had repurchased $72 million principal amount of these notes.

In October 2003, the Company redeemed all outstanding 8¾% Senior Notes due 2007 for an aggregate redemption price of $180.1 million.

In December 2003, the Company issued $175 million principal amount of 7.5% Senior Notes due 2013.

Subsequent Events

Recent developments

In April 2004, the Company completed its transaction with P&O for the acquisition of P&O's Fleetwood-Larne ferry operations on the Irish Sea, including five vessels and certain related equipment. The Company sold one vessel to a third party and nominated a subsidiary of the Company's affiliate Stena Metall to purchase a vessel which it then chartered from such subsidiary. In connection with this transaction, the Company gave an undertaking to the Irish Competition Authority that it would not acquire P&O's Liverpool-Dublin route within the next ten years without obtaining its prior written consent.

In March 2004, the Company acquired properties in Sweden for SEK 560 million. During 2004, the Company invested an additional SEK 452 million in the shares of Drott. As a result of these investments and its prior purchases of Drott shares, the Company's investment in Drott aggregates SEK 1,526 million. At the end of March 2004, the shareholders of Drott approved the distribution to shareholders of a new company, Bostads AB Drott, that would focus on residential properties. As a result of its investment in Drott, as of April 30, 2004, the Company owned approximately 14% of the new residential property company and 14% of the existing company, now named Fabege AB, which will focus on commercial properties. On May 10, 2004, the Company exchanged with another shareholder a portion of its shares in Fabege AB for shares in Bostads AB Drott. As a result of this transaction, as of May 10, 2004, the Company owned approximately 29.3% of the outstanding shares and voting stock of Bostads AB Drott and approximately 9.0% of the outstanding shares of Fabege AB (representing approximately 8.9% of its voting stock). Pursuant to Recommendations by Näringslivets Börskommitté, NBK (the Swedish Industry and Commerce Stock Exchange Committee) which are binding on listed companies (but not on unlisted companies such as the Company), a shareholder who owns 30% or more of the voting stock of a Swedish company whose shares are traded on a Swedish stock exchange or authorized marketplace is required to make an offer to purchase all outstanding shares in such company. The terms of the offer may not be less favorable than for a prior transaction conducted by the purchaser, or somebody related to the purchaser, within six months from the offer. The offer must contain a compensation alternative under which all shareholders are entitled to payment in cash. The Company is considering various alternatives with respect to its investments in these companies which may include selling or exchanging the Company's shares in one or both companies or investing additional funds.

PRELIMINARY FIRST QUARTER RESULTS

Preliminary results for the three month period ended March 31, 2004 are set forth below:

	3 Months ended March 31,
(SEK in millions)	2003	2004	Change
Revenues
Restricted group	2,644	2,828	184
Consolidated	2,871	3,077	206
Income from Operations
Restricted group	(141)	74	215
Consolidated	(50)	178	228
Depreciation
Restricted group	(403)	(375)	28
Consolidated	(420)	(391)	29

These first quarter results reflect primarily improved results from the ferry operations and the crude oil tanker segments, partly offset by reduced results from drilling operations.

Revenues in the first three months of 2004 included the net gain of SEK 66 million relating to the sale of the vessel Chieftain renamed the Stena Freighter to Stena Metall. Revenues in the first three months of 2003 included the net gain of SEK 60 million relating to the sale of the vessel Stena Britannica.

The Company has conducted a review of the estimated useful lives of its vessels. As a result of this review, the Company has established new useful lives for both existing and future vessels as follows, effective January 1, 2004: RoRo vessels and tankers are depreciated over 20 years instead of 15 years; and the useful life of certain old ferries and drilling rigs has been extended. The effect of these revisions has reduced depreciation expense in the first three months of 2004 by approximately SEK 57 million.

The interest bearing debt at March 31, 2004 for the restricted and consolidated group amounted to SEK 10,880 million and SEK 16,219 million, respectively, as compared with SEK 9,936 million and 14,826 million, respectively, at December 31, 2003.

Results of operations

	2001	2002	2003
	(SEK millions)
Consolidated Group
Income Statement Data (Swedish GAAP):
Total revenues	13,104	13,425	13,619
Direct operating expenses	(8,829)	(9,020)	(9,333)
Selling and administrative expenses	(1,421)	(1,468)	(1,522)
Non-recurring items	18	—	—
Depreciation and amortization	(1,605)	(1,764)	(1,742)
Income from operations	1,267	1,173	1,022
Business Segment Data
Revenues:
Ferry operations	7,909	8,486	8,597
Net gain (loss) on sale of vessels	(16)	20	50
Total Ferry operations	7,893	8,506	8,647
Drilling	1,702	2,079	1,601
Shipping: Roll-on/Roll-off vessels	297	247	298
Crude oil tankers	2,125	1,462	1,826
Other shipping	76	103	118
Net gain on sale of vessels	171	28	64
Total Shipping	2,669	1,840	2,306
Property: Operations	787	886	932
Net gain on sale of properties	41	104	126
Total Property	828	990	1,058
Other	12	10	7
Total	13,104	13,425	13,619
Income (Loss) from Operations:
Ferry operations	(43)	483	397
Net gain (loss) on sale of vessels	(16)	20	50
Total Ferry operations	(59)	503	447
Drilling	468	278	(33)
Shipping: Roll-on/Roll-off vessels	5	(13)	(47)
Crude oil tankers	357	(7)	198
Other shipping	(11)	(10)	3
Net gain on sale of vessels	171	28	64
Total Shipping	522	(2)	218
Property operations	373	397	399
Net gain on sale of property	41	104	126
Total Property	414	501	525
Other	(78)	(107)	(135)
Total	1,267	1,173	1,022
Depreciation & Amortization:
Ferry operations	772	801	811
Drilling	586	747	694
Shipping: Roll-on/Roll-off vessels	141	124	121
Crude oil tankers	39	20	27
Other shipping	5	5	6
Total Shipping	185	149	154
Property	54	62	77
Other	8	5	6
Total	1,605	1,764	1,742

Comparison of the year ended December 31, 2003 to the year ended December 31, 2002

Currency effects

The Company's revenues and expenses are significantly affected, as reported in Swedish kronor (SEK), by fluctuations in currency exchange rates, primarily relative to the US dollar, the British pound and the Euro. The Company seeks to mitigate the impact of potential adverse foreign currency exchange fluctuations by matching, to the extent possible, revenue and expenses in the same currency. In addition, the Company enters into certain derivative financial instruments. Revenues in the Company's ferry operations are mainly generated in SEK, British pounds, Euro, Norwegian kronor and Danish kronor. Approximately 25% of the Company's total revenues are generated in US dollars while approximately 40% of the Company's total revenues are generated in SEK. Approximately 20% of the Company's total expenses are incurred in US dollars and approximately 50% are incurred in SEK. Although the Company seeks to hedge the net effects of such fluctuations, the reported gross revenues and expenses are influenced by changes in currency exchange rates. The exchange rates as used for consolidation purposes are as follows:

Average rates	January-December 2002	January-December 2003	Change
US $	9.7243	8.0894	(17%)
British pounds	14.5797	13.1946	(10%)
Euro	9.1627	9.1250	—

Closing rates	December 31, 2002	December 31, 2003	Change

US $	8.8250	7.2750	(18%)
British pounds	14.1475	12.9125	(9%)
Euro	9.1925	9.0940	(1%)

Revenues

Total revenues increased SEK 194 million, or 1%, in the year ended December 31, 2003 to SEK 13,619 million from SEK 13,425 million in the year ended December 31, 2002, primarily as a result of increased revenues in shipping and ferry operations, partially offset by reduced revenues from drilling. Revenues in the year ended December 31, 2003 were adversely affected by the increase of the SEK with respect to mainly the US dollar and to a lesser extent with respect to the British pound.

Ferry operations.    Ferry revenues are primarily generated from ticket sales, freight haulage and on board spending. Revenues from ferry operations increased SEK 111 million, or 1%, in the year ended December 31, 2003 to SEK 8,597 million from SEK 8,486 million in the year ended December 31, 2002, mainly due to increased volumes of freight, in particular from the new freight route Rotterdam-Harwich that started in the middle of 2002, partly offset by reduced number of passengers and cars and the increase of the SEK with respect to the British pound.

Net Gain on Sale of Vessels, Ferry operations.    In the year ended December 31, 2003, the Company recorded gains of SEK 50 million on the sale of the RoRo vessels Stena Freighter and Stena Carrier. In the year ended December 31, 2002, the Company recorded gains of SEK 20 million, mainly related to the sale of Stena Jutlandica.

Drilling.    Drilling revenues consist of charter hires for the Company's drilling rigs. Revenues from drilling operations decreased SEK 478 million, or 23%, in the year ended December 31, 2003 to SEK 1,601 million from SEK 2,079 million in the year ended December 31, 2002, mainly due to the increase of the SEK with respect to the US dollar, reduced dayrates for the Stena Dee, the Stena Spey and the Stena Clyde, the removal of the Stena Spey and the Stena Dee from service to complete their five-year surveys and offhire periods for the Stena Spey and the Stena Clyde, partly offset by increased revenues for the Stena Don. In the first quarter of 2002, the Stena Don was offhire for approximately two months due to operational difficulties after its delivery in late 2001. Total rig utilization was 73.3% in 2003 as compared to 86.5% in 2002. The change in dayrates reflects new charter contracts. Dayrates for drilling rigs reflect market conditions in effect at the time a charter is made in the particular geographic area.

Shipping.    Shipping revenues primarily represent charter hires for the Company's owned and chartered in vessels and management fees for vessels managed by the Company. Revenues from shipping operations increased SEK 430 million, or 24%, in the year ended December 31, 2003 to SEK 2,242 million from SEK 1,812 million in the year ended December 31, 2002. Revenues from chartering out Roll-on/Roll-off vessels increased SEK 51 million to SEK 298 million from SEK 247 million, or 21%, principally due to deliveries of the new RoRo vessels from China, the Stena Foreteller in May 2002, the Stena Forecaster in June 2003 and the Stena Forerunner in October 2003 and the newly chartered-in vessels the Vasaland and the Svealand in April 2003, partly offset by a decrease of the SEK with respect to the US dollar and the sale of the Stena Clipper. Revenues from crude oil tankers increased SEK 364 million, or 25%, in the year ended December 31, 2003 to SEK 1,826 million from SEK 1,462 million in the year ended December 31, 2002, mainly due to increased daily charter rates in all tanker segments, the delivery of the Stena Caribbean in June 2002 and the Stena Calypso in October 2002 and additional tankers chartered in, partly offset by the increase of the SEK with respect to the US dollar and the sale in July 2002 of the Stena Conductor. During the year ended December 31, 2003, the Company had a total of 31 tankers chartered in for all or parts of the year, compared to a total of 21 tankers chartered in during the year ended December 31, 2002.

Net Gain on Sale of Vessels, Shipping.    In the year ended December 31, 2003, the Company recorded gains of SEK 64 million on the sale of the RoPax vessel Stena Britannica and the RoRo vessel the Oihonna (renamed the Vasaland), partly offset by a small loss on the sale of the RoRo vessel Stena Clipper. In the year ended December 31, 2002, the Company recorded gains of SEK 28 million on the sale of the VLCC tanker Stena Conductor.

Property.    Property revenues consist of rents for properties owned and management fees for properties managed by the Company. Revenues from property operations increased SEK 46 million, or 5%, in the year ended December 31, 2003 to SEK 932 million from SEK 886 million in the year ended December 31, 2002, mainly due to increased rents, partly offset by sales of properties

Net Gain (Loss) on Sale of Properties.    In the year ended December 31, 2003, the Company recorded gains of SEK 126 million on the sale of properties. In the year ended December 31, 2002, the Company recorded gains of SEK 104 million on the sale of properties.

Direct operating expenses

Total direct operating expenses increased SEK 313 million, or 3%, in the year ended December 31, 2003 to SEK 9,333 million from SEK 9,020 million in the year ended December 31, 2002, primarily due to increased operating expenses in the Company's ferry operations and shipping, partly offset by decreased operating expenses in drilling and the increase of the SEK with respect to the US dollar and, to a lesser extent, with respect to the British pound.

Ferry operations.    Direct operating expenses for ferry operations consist principally of personnel costs, costs of goods sold on the vessels, fuel costs, vessel charter costs, commissions, package tour costs and other related costs. A significant portion of these costs are of a fixed nature and do not vary as a result of changes in the Company's seasonal requirements. Direct operating expenses for ferry operations increased SEK 179 million, or 3%, in the year ended December 31, 2003 to SEK 6,443 million from SEK 6,264 million in the year ended December 31, 2002, mainly due to costs of the new Rotterdam-Harwich freight route, partly offset by an increase of the SEK with respect to the British pound. Direct operating expenses for ferry operations for the year ended December 31, 2003 was 75% of revenues, as compared to 74% for the year ended December 31, 2002.

Drilling.    Direct operating expenses for drilling consist primarily of personnel costs, fuel costs, insurance, maintenance and catering costs. Direct operating expenses from drilling operations decreased SEK 139 million, or 15%, in the year ended December 31, 2003 to SEK 810 million from SEK 949 million in the year ended December 31, 2002, mainly due to an increase of the SEK with respect to the US dollar and lower expenses for the Stena Spey, the Stena Dee and the Stena Clyde due to offhire periods, partly offset by costs for the Stena Don related to the settlement of the dispute with Statoil. Direct operating expenses from drilling operations for the year ended December 31, 2003 were 51% of drilling revenues as compared to 46% for the year ended December 31, 2002 mainly due to lower utilization.

Shipping.    Direct operating expenses for shipping consist primarily of vessel charter costs, fuel costs, personnel costs, insurance and other related vessel costs. Direct operating expenses from shipping operations increased SEK 247 million, or 17%, in the year ended December 31, 2003 to SEK 1,698 million from SEK 1,451 million in the year ended December 31, 2002. Direct operating expenses with respect to Roll-on/Roll-off Vessels increased by SEK 85 million, or 83%, in the year ended December 31, 2003 to SEK 187 million from SEK 102 million in the year ended December 31, 2002, mainly due to deliveries of new RoRo vessels from China, the Stena Foreteller in May 2002, the Stena Forecaster in June 2003 and the Stena Forerunner in October 2003 and the newly chartered-in vessels the Vasaland and the Svealand in April 2003, partly offset by a decrease of the SEK with respect to the US dollar and the sale of the Stena Clipper. Direct operating expenses associated with crude oil tankers increased SEK 162 million, or 12%, to SEK 1,502 million from SEK 1,340 million, mainly due to increased costs resulting from a larger fleet, higher charter rates and the delivery of the Stena Caribbean in June 2002 and the Stena Calypso in October 2002, partly offset by an increase of the SEK with respect to the US dollar and the sale in July 2002 of the Stena Conductor. During the year ended December 31, 2003, the Company had a total of 31 tankers chartered in for all or parts of the year, compared to a total of 21 tankers chartered in during the year ended December 31, 2002. Direct operating expenses for crude oil operations for the year ended December 31, 2003 were 82% of revenues, as compared to 92% for the year ended December 31, 2002, mainly as a result of increased charter rates. Direct operating expenses for crude oil tankers include time-charter costs, which normally are fixed for periods between 6 months and up to 5 years in advance, while revenues in the spot market vary with each voyage.

Property.    Property expenses consist primarily of maintenance, heating and personnel costs. Direct operating expenses from property operations increased SEK 26 million, or 7%, in the year ended December 31, 2003 to SEK 382 million from SEK 356 million in the year ended December 31, 2002, increased maintenance costs, partially offset by sales of properties. Direct operating expenses from property operations in the year ended December 31, 2003 were 41% of property revenues, as compared to 40% for the year ended December 31, 2002.

Selling and administrative expenses

Selling and administrative expenses increased SEK 54 million, or 4%, in the year ended December 31, 2003 to SEK 1,522 million from SEK 1,468 million in the year ended December 31, 2002, mainly related to increased salaries and consultants' costs and legal costs in the Company's drilling business.

Depreciation and amortization

Depreciation and amortization charges decreased SEK 22 million, or (1%), in the year ended December 31, 2003 to SEK 1,742 million from SEK 1,764 million in the year ended December 31, 2002, mainly due to increase of the SEK with respect to the US dollar, in particular for the drilling rigs which are denominated in US dollars, partly offset by increased depreciation in the ferry and RoRo operations due to the delivery of new vessels. The new RoPax vessels Stena Britannica and Stena Adventurer entered service in the Company's ferry operations in February and July, respectively, while the old Stena Britannica was sold in March 2003. The new RoRo vessels from China, the Stena Foreteller, the Stena Forecaster and the Stena Forerunner, were delivered in May 2002, June 2003 and October 2003, respectively. Depreciation on properties increased in 2003 to SEK 77 million from SEK 62 million in 2002, mainly as a result of investments in existing properties for new tenants which are depreciated over a shorter time period than investments in new properties.

Result from affiliated companies

Result from affiliated companies for the year ended December 31, 2002, relate to the 40% interest in P&O Stena Line, which was sold in August 2002. The Company's share of affiliated companies' results in the year ended December 31, 2002 amounted to a gain of SEK 51 million.

Financial income and expense, net

Financial income and expense, net increased by SEK 319 million in the year ended December 31, 2003 to SEK (506) million from SEK (825) million in the year ended December 31, 2002.

Dividends received in the year ended December 31, 2003 increased SEK 24 million to SEK 39 million from SEK 15 million in the year ended December 31, 2002 due to an increased number of investments that pay dividends. Dividends relate to short-term investments and marketable securities.

Net gain (loss) on securities in the year ended December 31, 2003 amounted to SEK 185 million, of which SEK 204 million related to net realized gains and SEK (19) million to net unrealized gains, mainly related to non-listed shares. Net gain (loss) on securities in the year ended December 31, 2002 was SEK (77) million, mainly related to unrealized losses on high-yield bonds.

Interest income in the year ended December 31, 2003 decreased SEK 127 million, or 60%, to SEK 85 million from SEK 212 million in the year ended December 31, 2002. In the year ended December 31, 2002, the Company had interest income of SEK 102 million from P&O relating to the sale in August 2002 of P&O Stena Line.

Interest expense for the year ended December 31, 2003 decreased SEK 212 million, or 20%, to SEK (824) million from SEK (1,036) million for the year ended December 31, 2002. Interest expense decreased mainly due to an increase of the SEK with respect to the US dollar and, to a lesser extent, reduced interest rates as a result of a decline in interest rates generally and the redemption in January 2003 of the 10½% Senior Notes due 2005.

During the year ended December 31, 2003, the Company had foreign exchange gains, net of SEK 27 million consisting of gains of SEK 10 million from currency trading and gains of SEK 17 million from translation differences. In the year ended December 31, 2002, the Company had foreign exchange gains, net of SEK 29 million consisting of gains of SEK 45 million from currency trading and losses of SEK (16) million from translation differences.

Other financial income (expense) of SEK (18) million for the year ended 2003 includes SEK 120 million relating to amortization of SEK 658 million representing the difference between the acquisition price of the Stena Line 10 5/8% Senior Notes due 2008 acquired in late 2000 over their redemption price. This excess value is being amortized between 2001 and early 2004 in the first and last quarters of each year according to a plan established at the end of 2000. The remaining other financial income (expense) for the year ended December 31, 2003 was SEK (138) million, including SEK (86) million of premium paid in connection with the redemption of the 10½% Senior Notes due 2005 and the 8¾% Senior Notes due 2007 and the write off of the remaining deferred financing costs for these notes and SEK (52) million relating to charges incurred in connection with the Company's ongoing financing arrangements and the amortization of deferred financing charges for the Company's existing debt and capital lease obligations. Other financial income (expense) of SEK 32 million for the year ended December 31, 2002 includes released provisions of SEK 174 million relating to the excess value for Stena Line Senior Notes and SEK 142 million relating to charges incurred in connection with the Company's ongoing financing arrangements and the amortization of deferred financing charges for the Company's existing debt and capital lease obligations, including the remaining balance of the deferred costs for the 1995 revolving credit facility and deferred costs and premium paid for the Stena Tay private placement.

Income taxes

Income taxes for the year ended December 31, 2003 were SEK 1 million, consisting of current taxes of SEK (58) million and deferred taxes of SEK 59 million. Income taxes in 2002 were SEK 30 million, consisting of net current taxes of SEK (29) million and deferred taxes of SEK 59 million. The provision for taxes is based upon the applicable tax rates in the various jurisdictions where the Company generates revenues.

Comparison of the year ended December 31, 2002 to the year ended December 31, 2001

Currency effects

The Company's revenues and expenses, as reported in Swedish kronor (SEK), are significantly affected by fluctuations in currency exchange rates, primarily relative to the US dollar and, to a lesser extent, to the British pound and the euro. The Company seeks to mitigate the impact of potential adverse foreign currency exchange fluctuations by matching, to the extent possible, revenue and expenses in the same currency. In addition, the Company enters into certain derivative financial instruments. See also "— Quantitative and qualitative disclosures about market risk". Revenues in the Company's ferry operations are mainly generated in SEK, British pounds, euro, Norwegian kronor and Danish kronor. Excluding the Company's ferry operations, approximately 80% of the Company's revenues and 75% of direct operating expenses are generated in US dollars while approximately 15% of the Company's total revenues are generated in SEK. Although the Company seeks to hedge the net effects of such fluctuations, the reported gross revenues and expenses are influenced. The exchange rates as used for consolidation are presented below:

Average rates	2001	2002	Change
	(SEK)	(SEK)
US$	10.33	9.72	(6)%
British pound	14.87	14.58	(2)%
euro	9.25	9.16	(1)%

Closing rates	December 31, 2001	December 31, 2002	Change
	(SEK)	(SEK)
US$	10.6675	8.8250	(17)%
British pound	15.4750	14.1475	(9)%
euro	9.4190	9.1925	(2)%

Revenues

Total revenues increased SEK 321 million in 2002 to SEK 13,425 million from SEK 13,104 million in 2001, or 2%. The increase in revenues in 2002 were negatively affected by the strengthening of the SEK with respect to the US dollar. Excluding the Company's ferry operations, revenues decreased by approximately SEK 200 million as a consequence of this currency effect.

Ferry operations.    Ferry revenues are primarily generated from ticket sales, freight haulage and on board spending. Revenues from ferry operations increased SEK 577 million in 2002 to SEK 8,486 million from SEK 7,909 million in 2001, or 7%, principally due to increased volumes of passengers, cars and freight, including effects of increased capacity on the Karlskrona-Gdynia route and the new freight route Rotterdam-Harwich.

Net Gain (Loss) on Sale of Vessels, Ferry operations.    In 2002, the Company recorded gains of SEK 20 million, mainly related to the sale of the Stena Jutlandica, partly offset by a loss on the sale of the Stena Galloway. In 2001, the Company recorded a loss of SEK (16) million on the sale of the conventional fast ferry Felix.

Drilling.    Drilling revenues consist of charter hires for the Company's drilling rigs. Revenues from drilling operations increased SEK 377 million in 2002 to SEK 2,079 million from SEK 1,702 million in 2001, or 22%, principally due to the delivery of the Stena Don in December 2001 and, to a lesser extent, increased dayrates for the Stena Spey and the Stena Clyde, partly offset by reduced revenues for the Stena Dee due to lower dayrates and offhire. The change in dayrates reflects new charter contracts. Dayrates for drilling rigs reflect market conditions in effect at the time a charter is made in the particular geographic area.

Shipping.    Shipping revenues primarily represent charter hires for the Company's owned and chartered in vessels and management fees for vessels managed by the Company. Revenues from shipping operations decreased SEK 686 million in 2002 to SEK 1,812 million from SEK 2,498 million in 2001, or 28%. Revenues from chartering out Roll-on/Roll-off vessels decreased SEK 50 million to SEK 247 million from SEK 297 million, or 17% as a consequence of the transfer of the Stena Traveller to Ferry operations in early 2002 and lower dayrate for the Sea Centurion, partly offset by revenues from the Stena Foreteller from June 2002. Revenues from crude oil tankers decreased SEK 663 million in 2002 to SEK 1,462 million from SEK 2,125 million in 2001, or 31%, due to the sale in December 2001 of the ULCC Stena Companion and the sale in July 2002 of the VLCC Stena Conductor, together with decreased revenues in the product tanker and Aframax segments as a consequence of lower charter rates in the spot market, partly offset by the delivery in June 2002 of the Stena Caribbean and in October 2002 of the Stena Calypso and a few additional tankers chartered in.

Net Gain on Sale of Vessels, Shipping.    In 2002, the Company recorded gains of SEK 28 million on the sale of the VLCC tanker Stena Conductor. In 2001, the Company recorded gains of SEK 171 million on the sale of the RoRo vessel Stena Partner, the VLCC tanker Stena Concordia and the ULCC tanker Stena Companion.

Property.    Property revenues consist of rents for properties owned and management fees from properties managed by the Company. Revenues from property operations increased SEK 99 million in 2002 to SEK 886 million from SEK 787 million in 2001, or 13%, mainly due to the acquisition of additional properties in Sweden in the last quarter of 2001 and in 2002, partly offset by sales of properties.

Net Gain on Sale of Properties.    In 2002, the Company recorded gains on sale of properties of SEK 104 million, mainly related to sale of properties in Sweden. In 2001, the Company recorded gains on sales of properties of SEK 41 million.

Direct operating expenses

Total direct operating expenses increased SEK 191 million in 2002 to SEK 9,020 million from SEK 8,829 million in 2001, or 2%. The increase in expenses in 2002 was partly offset by the strengthening of the SEK with respect to the US dollar.

Ferry operations.    Direct operating expenses for ferry operations consist principally of personnel costs, costs of goods sold on the vessels, fuel costs, vessel charter costs, commissions, package tour costs and other related costs. Direct operating expenses for ferry operations increased SEK 41 million in 2002 to SEK 6,264 million from SEK 6,223 million in 2001, partly due to higher vessel costs on certain routes as a result of vessel changes to increase capacity, offset by reduced expenses due to a tax subsidy system for social security costs for onboard personnel on Swedish flagged vessels introduced in Sweden on October 1, 2001. Direct operating expenses for ferry operations in 2002 decreased to 74% of revenues, as compared to 79% in 2001.

Drilling.    Direct operating expenses for drilling consist primarily of personnel costs, fuel costs, insurance, maintenance and catering costs. Direct operating expenses from drilling operations increased SEK 405 million in 2002 to SEK 949 million from SEK 544 million in 2001, or 74%, mainly due to the delivery of the Stena Don in December 2001 and lower expenses in 2001 due to released provisions in the third quarter of SEK 76 million relating to social charges for seamen, as a consequence of a new agreement with UK authorities, partly offset by lower expenses in 2002 for the Stena Dee while it was offhire. Direct operating expenses from drilling operations in 2002 were 46% of revenues as compared to 36% in 2001, before release of provision.

Shipping.    Direct operating expenses for shipping consist primarily of vessel charter costs, fuel costs, personnel costs, insurance and other related vessel costs. Direct operating expenses from shipping operations decreased SEK 297 million in 2002 to SEK 1,451 million from SEK 1,748 million in 2001 or 17%. Direct operating expenses with respect to Roll-on/Roll-off Vessels decreased SEK 14 million to SEK 102 million from SEK 116 million or 12%. Direct operating expenses in 2001 included SEK 30 million regarding the final settlement for the cancelled four

Italian RoRo newbuildings and the balance of that settlement, SEK 45 million, was included as other financial expense reflecting that the final settlement amount was lower than the amount expected. Direct operating expenses in 2002 include costs for the Stena Foreteller from June 2002. Direct operating expenses associated with crude oil tankers decreased SEK 292 million to SEK 1,340 million from SEK 1,632 million, or 18%, mainly due to lower rates for chartered vessels, the sale of the Stena Companion in December 2001 and currency effects as above. In the third quarter 2001, costs of SEK 112 million were recorded due to charter commitments made before the restructuring of StenTex, the joint-venture with Texaco, after the announced take-over of Texaco by Chevron. Direct operating expenses for crude oil operations in 2002 were 92% of revenues, as compared to 77% in 2001. Direct operating expenses for crude oil tankers include time-charter costs which are fixed for periods between 6 and 12 months in advance, while revenues in the spot market vary with each voyage. The change in operating expenses as a percentage of revenues reflects primarily the decline in charter rates in the spot market.

Property.    Property expenses consist primarily of maintenance, heating and personnel costs. Direct operating expenses from property operations increased SEK 57 million in 2002 to SEK 356 million from SEK 299 million in 2001, or 19%, primarily due to increased expenses as a result of additional properties acquired in Sweden from July to December 2001. Direct operating expenses from property operations in 2002 were 40% of property revenues, as compared to 38% in 2001.

Selling and administrative expenses

Selling and administrative expenses increased SEK 47 million in 2002 to SEK 1,468 million from SEK 1,421 million in 2001, or 3%, mainly due to expenses of SEK 33 million related to the consolidation into the group at the end of 2001 of StenTex (crude oil tanker segment).

Depreciation and amortization

Depreciation and amortization charges increased SEK 159 million in 2002 to SEK 1,764 million from SEK 1,605 million in 2001, or 10%, mainly due to the delivery of the rig Stena Don in December 2001 and, to a lesser extent, the deliveries of the RoRo vessel Stena Foreteller in May 2002 and the C-max tanker vessels Stena Caribbean in June 2002 and Stena Calypso in October 2002, respectively, partly offset by currency effects and the sale of the Stena Companion in the last quarter of 2001 and the sale of the Stena Conductor in July 2002.

Result from affiliated companies

Gain on sale of affiliated companies relate to the sale in August 2002 of the 40% interest in P&O Stena Line. Share of affiliated companies results in 2002 of SEK 51 million relate to P&O Stena Line and the period ended July 31, 2002. The share of affiliated companies' results in 2001 amounted to a gain of SEK 131 million.

Financial income and expense, net

Financial income and expense, net decreased SEK 228 million in 2002 to a loss of SEK (825) million from a loss of SEK (597) million in 2001.

Net gain (loss) on securities in 2002 was SEK (77) million, of which SEK (11) million net realized losses and SEK (66) million net unrealized losses, mainly on high-yield bonds. Net gain on securities in 2001 amounted to a net gain of SEK 107 million, related to unrealized losses as well as realized gains from the sale of equity shares.

Interest income in 2002 increased SEK 92 million to SEK 212 million from SEK 120 million in 2001, mainly due to interest income from P&O of SEK 102 million from the sale in August of P&O Stena Line. The sale of the Company's investment in P&O included consideration for the shares and a dividend, both of which were included in the computation of the gain on the sale, and an interest component for the period January to August 2002 based on the sales price. The interest component of the sales proceeds was classified as interest income.

Interest expense in 2002 increased SEK 123 million to SEK (1,036) million from SEK (913) million in 2001. Interest expense increased mainly due to interest expense for the Stena Don, delivered in

December 2001 and, to a lesser extent, the Stena Foreteller, the Stena Caribbean and the Stena Calypso, delivered in May, June and October 2002, respectively, partly offset by lower interest rates and repayment of debt in August 2002 with proceeds from the sale of P&O Stena Line, the sale of the Stena Companion in the last quarter of 2001 and the sale of the Stena Conductor in July 2002.

In 2002, the Company had foreign exchange gains, net of SEK 29 million consisting of gains of SEK 45 million from currency trading and losses of SEK (16) million from translation differences. In 2001, the Company had foreign exchange losses of SEK (74) million consisting of losses of SEK (78) million from translation differences and gains of SEK 4 million from currency trading.

Other financial income (expense) of SEK 32 million in 2002 includes a SEK 174 million release of the reserve of SEK 658 million relating to the excess of acquisition value of Stena Line Senior Notes over their redemption price as acquired in late 2000. This excess value is being amortized between 2001 and early 2004, according to a plan established at the end of 2000. Other financial income (expense) in 2002 also includes amortization of financing costs of in total SEK (90) million for the issue of the Senior Notes in 1995, 1997 and 2002, the Revolving Credit Facilities in 1995, 2001 and 2002 and the 1999 Stena Tay private placement. All of these costs are amortized over the life of the borrowings. In connection with the refinancing in late 2002, the remaining balance of the deferred debt issuance costs for the 1995 revolving credit facility and the Stena Tay private placement were written off.

Other financial income (expense) in 2001 amounted to SEK 158 million including released provisions of SEK 277 million related to the reserve of SEK 658 million as described above. Other items of in total SEK (119) million include amortized deferred financing costs, financial costs regarding the final settlement for the cancelled four Italian RoRo newbuildings and financing of a tanker as well as normal bank charges.

Income taxes

Income taxes in 2002 were SEK 30 million, consisting of net current taxes of SEK (29) million and deferred taxes of SEK 59 million. Gains from the sale of P&O Stena Line are expected to be exempt from tax after the introduction from April 1, 2002 of a new tax legislation on capital gains in the United Kingdom. Income taxes in 2001 amounted to SEK 605 million, of which SEK (74) million related to current taxes and SEK 679 million related to deferred taxes. In 2001 further tax loss carryforwards related to the shareholding in Stena Line were crystallized as a consequence of a legal reorganization in September 2001.

Liquidity and capital resources

The Company's liquidity requirements principally relate to servicing debt, financing the purchase of vessels and other assets and funding working capital. The Company has in prior years met its liquidity requirements with cash on hand, cash flows from operations, borrowings under various credit facilities and financing and refinancing arrangements. As of December 31, 2003, the Company had total cash and marketable securities of SEK 4,568 million as compared with SEK 3,499 million at December 31, 2002.

Cash flows provided by operating activities decreased to SEK 1,790 million in 2003 from SEK 2,143 million in 2002. Cash flows used in investing activities in 2003 amounted to SEK (3,556) million including capital expenditure of SEK (3,148) million. Cash flows from investing activities amounted to SEK 936 million in 2002, primarily as a result of the sale of P&O Stena Line. Total investments in vessel newbuildings on order as of December 31, 2003 were SEK 589 million as compared to SEK 961 million at December 31, 2002. Borrowings from the issuance of new debt, bank facilities and new capital leases in 2003 were SEK 4,843 million. The Company used SEK 3,186 million of this amount to repay the principal amount of existing debt. Net change in restricted cash accounts in 2003 was SEK 1,695 million due to release of funds following its acquisition from third parties of two companies which owned the capital leases on two HSS vessels leased by the Company. The funds released were used to repay indebtedness of SEK 1,380 million which was acquired as a part of this transaction. Cash flow used in other financing activities in 2003 was SEK (528) million consisting primarily of increased cash outflow from hedging transactions mainly due to the increase of the SEK with respect to the US dollar and the euro. In 2002, cash flows used in financing activities amounted to SEK (3,164) million.

Total interest bearing debt as of December 31, 2003 was SEK 14,826 million as compared with SEK 14,756 million at December 31, 2002. New borrowings, primarily the new capital lease obligations in British pounds for the Stena Britannica and the Stena Adventurer have to a large extent been offset by the increase of the SEK with respect to the British pound

As of December 31, 2003, the Company had two revolving credit facilities. The $600 million revolving credit facility from 2002 matures in November 2007. As of December 31, 2003, $330 million was outstanding under this facility and $14 million was used for issuing bank guarantees. As of December 31, 2002, $145 million was outstanding under this facility and $31 million was used for issuing bank guarantees. The $275 million revolving credit facility from 2001 has been reduced in accordance with its terms to $215 million as of December 31, 2003 and matures in September 2006. As of December 31, 2003, $150 million was outstanding under this facility. As of December 31, 2002, $155 million was outstanding under this facility.

In January 2003, the Company redeemed the remaining outstanding 10½% Senior Notes due 2005. As of December 31, 2002, the Company had repurchased $72 million of the 10½% Senior Notes due 2005 and $103 million out of the original amount of the $175 million was redeemed in January 2003. On October 6, 2003 the Company redeemed in total the outstanding 8¾% Senior Notes due 2007

On December 2, 2003, the Company issued $175 million in aggregate principal amount of 7.5% Senior Notes due 2013.

The Company's remaining capital expenditure commitment for newbuildings on order as of December 31, 2003 was SEK 2,099 million ($288 million), of which SEK 667 million ($92 million) is due within the next twelve months and all of which is due by 2006. The Company plans on financing the unpaid balance, together with additional expenses and financing costs, through cash from operations, existing revolving credit facilities, new capital lease agreements, new bank loans or other financing arrangements. The Company also has commitments of approximately $12 million for upgrades to the Stena Dee.

The Company believes that, based on current levels of operating performance and anticipated market conditions, its cash flow from operations, together with other available sources of funds, including refinancings, will be adequate to make required payments of principal and interest on its debt, to permit proposed capital expenditures, including newbuildings and other vessel acquisitions, and to fund anticipated working capital requirements.

The Company's ability to incur debt pursuant to the indentures governing the Company's 9 5/8% Senior Notes due 2012 and the Company's 7.5% Senior Notes due 2013 is limited by a pro forma calculation of the ratios of Consolidated Cash Flow to Consolidated Interest Expense. Under the terms of such indentures the Company may incur additional debt so long as the pro forma ratio of Consolidated Cash Flow to Consolidated Interest Expense exceeds 2.00 to 1.00 for the restricted group, subject to certain exceptions as defined in the indentures. For the twelve months ended December 31, 2003, the ratio of Consolidated Cash Flow to Consolidated Interest Expense for the restricted group was 3.90 to 1.00. If the Company fails to meet the ratio test, the Company's ability to incur new debt will be significantly limited.

Long-term financial obligations and other commercial commitments

The Company's long-term financial obligations as of December 31, 2003 were as follows:

(SEK in millions)	Total	Less than one year	1-3 years	4-5 Years	More than 5 years	Not Specified
Long-term debt, including current maturities	13,453	331	2,343	3,530	3,602	3,647
Capital leases	1,373	44	81	78	1,170	—
Operating leases	4,133	1,304	1,463	710	656	—
Purchase obligations	2,186	754	1,432	—	—	—
Other long term liabilities	120	5	58	4	53	—
Total	21,265	2,438	5,377	4,322	5,481	3,647

The Company's commercial commitments are listed in Note 25 of its consolidated financial statements and relate mainly to purchase obligations for newbuildings.

Off Balance Sheet Arrangements

One of the Company's subsidiaries and Ugland have each guaranteed the performance by one of the Stena/Ugland joint ventures of its obligations under a charter agreement with Esso Norway. The Company's liability under this guarantee is limited to 50% of any claim caused by the non-performance of the joint venture. The Company and Ugland have also guaranteed the repayment by the other Stena/Ugland joint venture of a $50 million loan from a group of banks. The Company's liability under this loan is limited to 50% of the amount outstanding under the loan agreement, including interest, charges, expenses and damages.

Application of critical accounting policies

The Company's consolidated financial statements are prepared in accordance with generally accepted accounting principles in Sweden (Swedish GAAP), which differ in certain significant respects from generally accepted accounting principles in the United States (US GAAP). The principal differences between Swedish GAAP and US GAAP are further discussed in Note 31 to the Company's consolidated financial statements.

The preparation of the Company's Consolidated Financial Statements requires the use of estimates, judgments and assumptions that affect the reported amounts of assets, liabilities and provisions at the date of the financial statements and the reported amounts of sales and expenses during the periods presented. The accounting principles applied by the Company that are deemed to be critical are discussed below:

Vessels lives and impairment.    The Company's vessels represent its most significant assets and the Company states them at cost less accumulated depreciation. Depreciation of vessels, which includes depreciation of vessels under capital leases, is computed using the straight-line method over estimated service lives of 10 to 25 years. Significant vessel improvement costs are capitalized as additions to the vessel rather than being expensed as a repair and maintenance activity. Should certain factors or circumstances cause the Company to revise its estimate of vessel service lives, depreciation expense could be materially lower or higher. If circumstances cause it to change its assumptions in making determinations as to whether vessel improvements should be capitalized, the amounts the Company expenses each year as repairs and maintenance costs could increase, partially offset by a decrease in depreciation expense.

Dry-docking.    Within the international shipping industry, there are different methods that are used to account for dry-docking costs. The Company changed its accounting policy for dry-docking costs as of January 1, 2002 due to a new accounting standard issued in Sweden. The Company now uses a method that capitalizes dry-docking costs as incurred and amortizes such costs as depreciation and amortization expense over the period to the next scheduled dry-docking. The change in accounting principle had no material impact on net income or shareholders' equity.

Impairment of long-lived assets.    The Company reviews long lived assets used in its business and investments in affiliated companies on an annual basis for impairment, or whenever events or changes in circumstances indicate that the carrying amount of an asset or a group of assets may not be recoverable. An impaired asset is written down to its estimated fair value if the decline is deemed to be permanent. The Company estimates fair value based on independent appraisals, sales price negotiations, active markets if available and projected future cash flows discounted at a rate determined by management to be commensurate with its business risk. The estimation of fair value using these methods is subject to numerous uncertainties which require the Company's significant judgment when making assumptions of revenues, operating costs, selling and administrative expenses, interest rates and general economic business conditions, among other factors.

Market value of marketable securities.    Under Swedish GAAP the Company's investments in current marketable securities held for trading purposes and noncurrent marketable securities that are held for purposes other than trading are recorded at the lower of cost or market. Net unrealized gains on the Company's marketable securities are not recognized and net unrealized losses are recognized in the Company's income statement as gain (loss) on securities. Under US GAAP, all of the Company's investment in current marketable securities with a readily determinable fair value are either classified as held for trading or held for purposes other than trading and carried at market value. Market value is determined using period-end sales prices on stock exchanges or dealer quotes. Changes in the market value of current marketable securities held for trading are recorded as financial income and expense in the Company's income statement. Changes in the market value of current marketable securities held for purposes other than trading are recorded, net of deferred taxes, in stockholders' equity.

Financial instruments.    Under Swedish GAAP, the Company applies hedge accounting for all transactions that are economically hedged. Such transactions are hedged on-balance sheet or off-balance sheet by transactions with matching principal or notional amounts, interest rates and currencies, such that the Company's exposure to changes in net values of such transactions due to movements in interest or exchange rates is hedged.

Certain assets, liabilities and designated derivatives had qualified for hedge accounting under previous US GAAP standards. Effective January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Transactions, an Amendment to FASB Statement No. 133." Under the new US GAAP accounting standards, the Company's hedging relationships did not qualify for hedge accounting under US GAAP during 2001 and 2002. Therefore, the adoption and ongoing application of the new US GAAP accounting standards increases the volatility of reported earnings under US GAAP. The Company's ambition is that certain assets, liabilities and designated derivatives will be designed to qualify for hedge accounting in the future and thereby reduce this volatility.

The fair market values for the Company's derivative financial instruments are generally determined based on quoted market prices or market quotes for the same or similar financial instruments.

Revision of Depreciable Lives of Vessels

The Company has conducted a review of the estimated useful lives of its vessels. As a result of this review, the Company has established new useful lives for both existing and future vessels as follows, effective January 1, 2004: RoRo vessels and tankers are depreciated over 20 years instead of 15 years; and the useful life of certain old ferries and drilling rigs has been extended. The effect of these revisions is estimated to reduce depreciation expense in 2004 by approximately SEK 255 million.

Recent U.S. accounting pronouncements

In January 2003, FASB released FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46). This interpretation changes the method of determining whether certain entities, including securitization entities, should be included in a company's consolidated financial statements. An entity is subject to FIN 46 and is called a variable interest entity (VIE) if it has (1) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) equity investors that cannot make significant decisions about the entity's operations, or that do not absorb the expected losses or receive the expected returns of the entity. All other entities are evaluated for consolidation in accordance with SFAS No. 94, "Consolidation of All Majority-Owned Subsidiaries" (SFAS 94). A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that has a majority of the expected losses or a majority of the expected residual returns or both. A VIE includes entities that previously were referred to as Special Purpose Entities (SPEs).

In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities" (FIN 46R) which replaces FIN 46. The Company is required to apply FIN 46 or FIN 46R to VIE's created after January 31, 2003 by the end of the first reporting period that ends after December 15, 2003. The Company is required to apply FIN 46R to all entities no later than the first reporting period that ends after March 15, 2004. For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and noncontrolling interest of the VIE would be initially measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and noncontrolling interest of the VIE. FIN 46R also mandates new disclosures about VIEs.

In December 2002 the Company acquired certain interests in a VIE (the "2002 VIE"). At this time, it is reasonably likely that the Company will be required to consolidate the 2002 VIE under US GAAP. The impact of the consolidation of the 2002 VIE under US GAAP would increase assets and liabilities as of December 31, 2003 by approximately $264 million. The 2002 VIE was formed for the limited purpose of investing primarily in high yield securities and certain other eligible assets funded from the issuance by the 2002 VIE of approximately $267 million of senior secured and subordinated secured notes, and $8 million of mandatorily redeemable preference shares. The Company believes that its maximum exposure to loss as a result of its association with the 2002 VIE is limited to approximately $33.1 million, which consists of its investment in certain tranches of debt issued by the 2002 VIE and the mandatorily redeemable preference shares.

The Company has applied FIN 46 to a second VIE which was formed in August 2003 (the "2003 VIE") and the Company has consolidated that VIE for US GAAP purposes as of December 31, 2003. The impact of the consolidation of the 2003 VIE increased assets by approximately $100 million (SEK 719 million) and liabilities by approximately $96 million (SEK 687 million). The difference in the results of operations of the 2003 VIE between Swedish and US GAAP was insignificant. To date the 2003 VIE has been funded by bank loans and equity contributions by the Company and a third party. The 2003 VIE was formed for the limited purpose of investing primarily in bank loans. The Company believes that its maximum exposure to loss as a result of its association with the 2003 VIE is limited to approximately $40 million (SEK 288 million). The investments in the 2002 VIE and the 2003 VIE are held by an unrestricted subsidiary.

On May 15, 2003, the FASB issued FASB Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The Company is currently evaluating the impact of adopting Statement 150 on its financial statements.

Reconciliation of Swedish GAAP to US GAAP

The differences in net income and stockholders' equity between Swedish GAAP and US GAAP result primarily from differing accounting treatments for disposal of assets, depreciation of properties, investments in securities, financial instruments, purchase accounting, pensions and other items. See Note 31 of the notes to the Company's consolidated financial statements for a reconciliation of net income and stockholders' equity from Swedish GAAP to US GAAP and a discussion of such differences.

Net income determined in accordance with US GAAP would have been SEK 942 million in 2001, SEK 1,413 million in 2002 and SEK 316 million in 2003 as compared to SEK 1,410 million, SEK 1,031 million and SEK 519 million of net income determined under Swedish GAAP for the years ended December 31, 2001, 2002 and 2003, respectively.

Stockholders' equity determined in accordance with US GAAP would have been SEK 10,671 million and SEK 10,954 million at December 31, 2002 and 2003, respectively. Under Swedish GAAP, stockholders' equity was SEK 11,589 and SEK 11,470 million at December 31, 2002 and 2003, respectively.

Quantitative and qualitative disclosures about market risk

In the course of the Company's operations, the Company is exposed to various types of market risks. The Company's primary market risks are foreign exchange risks, interest rate risks, oil price risks, equity price risks and trading risks. The Company seeks to manage its exposure to adverse changes in foreign currency exchange rates, interest rates and oil prices through the use of various derivative financial instruments. The Company conducts monitoring and control of these risks continuously in each company as well as centrally. The Company's positions are monitored using a variety of techniques, such as market value and sensitivity analyses. Most of the Company's financial transactions are carried out through the central finance functions located in Gothenburg, Amsterdam, Zug in Switzerland and Aberdeen in Scotland, which conduct their operations within established risk mandates and limits. The information presented below should be read in conjunction with Note 26 to the Company's consolidated financial statements.

Foreign exchange risks

The Company is exposed to the risk of fluctuations in foreign currency exchange rates due to the international nature and scope of its operations. The Company's currency risk is related to changes in contracted and projected flows of payments which are denominated in currencies other than the functional currency (transaction exposure), to the translation of the Company's monetary assets and liabilities that are denominated in such currencies (translation exposure), to the translation of net assets of foreign subsidiaries (equity exposure) and financial trading activities. The objective of the Company's foreign exchange risk management program is to seek to manage the risk of adverse foreign exchange movements on its income and financial position.

Transaction exposure

The Company's revenues and expenses, as reported in Swedish kronor, are significantly affected by fluctuations in currency exchange rates, primarily in relation to the US dollar and, to a lesser extent, the British pound, the euro and the Norwegian kronor. When the Swedish kronor appreciates against other currencies, the Company's revenues and expenses as reported in kronor may decrease and when the Swedish kronor declines against other currencies, the Company's revenues and expenses as reported in Swedish kronor may increase. Future changes in exchange rates may also impact the Company's reported revenues and expenses.

The Company uses forward exchange contracts to seek to hedge against the risk of adverse movements in currency exchange rates of future payment flows from firm commitments such as charter vessel contracts. Contracts related to hedging of anticipated sales and purchases of foreign currency normally do not exceed 12 months.

Translation exposure

The Company's policy is to hedge its translation exposure risk primarily on its net exposures by currency. Management regularly reviews the Company's assets and liabilities that are denominated in foreign currency and determines the net amount that is subject to risk of adverse foreign currency fluctuations.

The Company seeks to manage its exposure from the risk of adverse foreign currency fluctuations arising from certain assets and liabilities denominated in foreign currencies. Group companies operate in local currencies or the US dollar. The Company's financial exposure is managed by generally maintaining loans and investments in the same currency. In companies which have loans and investments in foreign currencies, hedging is carried out in accordance with the Company's financial policy. The Company primarily uses forward exchange contracts and currency swaps and, to a lesser extent, purchased foreign currency options to manage its foreign currency translation exposure.

After taking into account hedging instruments as above, the Company recorded net translation exchange gains/(losses) of SEK (16) million and SEK 17 million for the financial years ended December 31, 2002 and 2003, respectively. This equals 0.1% and 0.1% of total assets of SEK 30,664 million and SEK 30,127 million as of December 31, 2002 and 2003, respectively.

Equity exposure

When the Company prepares its consolidated financial statements, the net assets of its foreign subsidiaries and part of affiliated companies are translated to Swedish kronor at the exchange rate in effect at the date of the balance sheet. It is the Company's policy to primarily hedge the translation risk of these investments through the designation of long-term borrowings. The net assets of certain foreign subsidiaries are hedged through foreign exchange contracts. The Company records translation differences arising from net assets of foreign subsidiaries directly to stockholders' equity.

The book value of the Company's net assets of foreign subsidiaries, as of December 31, 2002 and 2003, was approximately SEK 8,223 million and SEK 9,122 million, respectively. The net assets are expressed mainly in euros, British pounds and US dollars. A 1% change in the value of the Swedish kronor against each of the functional currencies of the Company's foreign subsidiaries would affect the Company's stockholders' equity as of December 31, 2003 by SEK 94 million. In 2003, the Company's stockholders' equity decreased by SEK 573 million due to exchange rate differences (see also Note 18 to the Company's consolidated financial statements).

Bunker fuel exposure

The Company's expenses are also significantly affected by fluctuations in price of bunker fuel oil used for propulsion, primarily in the Company's ferry operations.

The Company uses fixed price swaps and, to a lesser extent, option contracts to seek to hedge against the risk of adverse movements in the oil price. Contracts related to hedging of bunker fuels normally extend to 12 to 18 months but can be for terms of up to three years based on management's assessment of acceptable risk levels and future oil prices (see also Note 26 in the Company's consolidated financial statements).

Financial trading activities

The Company also from time to time buys and sells certain types of derivative financial instruments with the objective of generating profits based on short-term differences in price. The Company refers to such financial instruments that are not used in the Company's program of interest rate and foreign currency risk management as 'trading' for purposes of this disclosure. All trading instruments are subject to market risk; that is, the risk that future changes in market conditions may make an instrument less valuable. The Company is a party to a variety of interest rate and foreign currency contracts in its trading activities.

The Company recorded net gains from currency and interest rate trading activities of SEK 45 million and SEK 10 million for the financial years ended December 31, 2002 and 2003, respectively.

Interest rate risks

The Company uses several types of financial instruments to seek to manage its interest rate risk such as interest rate swaps, futures, options and collars. The extent of the Company's use of these financial instruments is determined by reference to the net exposure of its debt that is subject to interest rate risk and management's views regarding future interest rates. The Company uses such financial instruments to seek to achieve a desired interest rate on its interest-bearing liabilities. For example, all of the Company's interest rate swaps convert floating rate debt to a fixed rate of interest, and for those instruments changes in interest rates may affect the value of the interest rate swaps and also their cash requirements. However, interest expense in the Company's income statement is recorded at the fixed interest rate swap agreement and, accordingly, is not affected by the change in interest rates.

At the end of 2003, the Company's interest-bearing assets, consisting mainly of cash and cash equivalents and marketable securities, were to a large extent invested in interest-bearing securities with short maturities. Before any effects of hedging contracts, the Company's interest bearing debt consisted of approximately 70% floating rate borrowings and 30% fixed rate bond loans and other property loans. The floating rate borrowings are normally fixed for a period of three to six months. A number of financial instruments were in place as of December 31, 2003 to manage these interest rate risks, including interest rate swaps to effectively convert floating rate borrowings to fixed rate borrowings.

Equity price risk

At December 31, 2003, fair value of the Company's marketable securities and short-term investments (except restricted cash) amounted to SEK 2.8 billion. The potential change in fair value resulting from a hypothetical 1% change of prices would be SEK 28 million. Movements in fair value of investments in shares will not, however, under Swedish GAAP result in any immediate change to the Company's financial statements except when the fair value is less than the cost of acquisition. Gains are deferred until realized under Swedish GAAP.